United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents
1. Audited consolidated financials statements and notes thereto of Inco Limited for the years ended December 31, 2005, 2004 and 2003, together with the report of PricewaterhouseCoopers LLP thereon.
2. Unaudited consolidated financials statements and notes thereto of Inco Limited for the three-month and nine-month periods ended September 30, 2006.

Auditors’ Report
To the Shareholders of
Inco Limited
We have audited the accompanying consolidated balance sheets of Inco Limited (the “Company”) as at December 31, 2005, 2004 and 2003 and the related consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2005. In addition, we have audited Schedule VIII — Valuation Accounts and Reserves. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles. In addition, in our opinion, Schedule VIII — Valuation Accounts and Reserves presents fairly, in all material respects, the financial information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 28, 2006

Consolidated Statement of Earnings

Year ended December 31	2005	2004	2003
(in millions of United States dollars except per share amounts)		(Restated)	(Restated)

Net sales (Note 18)	$4,518	$4,278	$2,474
Costs and operating expenses
Cost of sales and other expenses, excluding depreciation and depletion	2,633	2,348	1,735
Depreciation and depletion	256	248	227
Selling, general and administrative	207	192	169
Research and development	35	29	27
Exploration	43	32	27
Currency translation adjustments	59	85	177
Interest expense	26	36	56
Asset impairment charges (Note 3)	25	201	—

	3,284	3,171	2,418

Other income, net (Note 4)	83	49	108

Earnings before income and mining taxes and minority interest	1,317	1,156	164
Income and mining taxes (Note 5)	408	432	(27)

Earnings before minority interest	909	724	191
Minority interest (Note 22)	73	105	45

Net earnings	836	619	146
Dividends on preferred shares (Note 14)	—	—	(6)
Premium on redemption of preferred shares (Note 14)	—	—	(15)

Net earnings applicable to common shares	$836	$619	$125

Net earnings per common share (Note 6)
Basic	$4.41	$3.30	$0.68
Diluted	$3.75	$2.95	$0.64

Consolidated Statement of Retained Earnings (Deficit)

Year ended December 31	2005	2004	2003
(in millions of United States dollars)		(Restated)	(Restated)

Retained earnings (deficit) at beginning of year, as previously reported	$390	$(206)	$(331)
Change in accounting policies and restatements (Note 2)	38	15	15

Retained earnings (deficit) at beginning of year, as restated	428	(191)	(316)
Net earnings	836	619	146
Cash settlement of LYON Notes tendered for conversion (Note 13)	(26)	—	—
Dividends on common shares — $0.30 per share (2004-nil; 2003-nil)	(57)	—	—
Dividends on preferred shares	—	—	(6)
Premium on redemption of preferred shares (Note 14)	—	—	(15)

Retained earnings (deficit) at end of year	$1,181	$428	$(191)

     The Notes to Consolidated Financial Statements below are an integral part of these statements.

Consolidated Balance Sheet

December 31	2005	2004	2003
(in millions of United States dollars )		(Restated)	(Restated)

ASSETS
Current assets
Cash and cash equivalents (Note 21)	$958	$1,076	$418
Accounts receivable	673	601	435
Inventories (Note 7)	996	834	746
Other	68	42	98

Total current assets	2,695	2,553	1,697
Property, plant and equipment (Note 8)	8,459	7,587	7,035
Accrued pension benefits asset (Note 10)	611	422	226
Deferred charges and other assets (Note 19)	245	154	100

Total assets	$12,010	$10,716	$9,058

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year (Notes 9 and 19)	$122	$107	$103
Accounts payable	253	331	253
Accrued payrolls and benefits	221	208	165
Other accrued liabilities	533	399	332
Income and mining taxes payable	36	279	27

Total current liabilities	1,165	1,324	880
Deferred credits and other liabilities
Long-term debt (Notes 9 and 19)	1,852	1,761	1,603
Deferred income and mining taxes (Note 5)	2,018	1,891	1,718
Accrued post-retirement benefits liability (Note 10)	732	671	603
Asset retirement obligation (Note 11)	168	171	141
Deferred credits and other liabilities (Note 12)	131	58	—

Total liabilities	6,066	5,876	4,945

Minority interest	761	470	404

Commitments and contingencies (Note 20)
Shareholders’ equity
Convertible debt (Note 13)	362	418	418

Common shareholders’ equity
Common shares issued and outstanding 192,237,394 (2004 - 188,133, 439; 2003 - 186,915,865) (Notes 16 and 17)	3,000	2,891	2,858
Warrants (Note 15)	62	62	62
Contributed surplus (Note 17)	578	571	562
Retained earnings (deficit)	1,181	428	(191)

	4,821	3,952	3,291

Total shareholders’ equity	5,183	4,370	3,709

Total liabilities and shareholders’ equity	$12,010	$10,716	$9,058

     The Notes to Consolidated Financial Statements below are an integral part of these statements.

Consolidated Statement of Cash Flows

Year ended December 31	2005	2004	2003
(in millions of United States dollars)		(Restated)	(Restated)

Operating activities
Earnings before minority interest	$909	$724	$191
Charges (credits) not affecting cash
Depreciation and depletion	256	248	227
Deferred income and mining taxes	77	63	43
Asset impairment charges (Note 3)	25	201	—
Other	57	114	93
Contributions greater than post-retirement benefits expense	(137)	(140)	(23)
Decrease (increase) in non-cash working capital related to operations
Accounts receivable	(72)	(166)	(184)
Inventories	(149)	(88)	(170)
Accounts payable and accrued liabilities	34	126	124
Income and mining taxes payable	(235)	249	(140)
Other	(26)	62	(30)

Net cash provided by operating activities	739	1,393	131

Investing activities
Capital expenditures	(1,168)	(876)	(591)
Partial sale of interest in Goro Nickel S.A.S. (Note 22)	150	—	—
Proceeds from the sale of an investment	103	—	—
Other	23	(5)	26

Net cash used for investing activities	(892)	(881)	(565)

Financing activities
Long-term borrowings	214	205	314
Repayments of long-term debt	(105)	(100)	(574)
French government-sponsored Girardin Act financing (Note 12)	49	41	—
Cash settlement of LYON Notes tendered for conversion	(76)	—	—
Convertible debt issued	—	—	470
Preferred shares redeemed (Note 14)	—	—	(487)
Common shares issued	40	30	60
Common dividends paid	(57)	—	—
Preferred dividends paid	—	—	(6)
Dividends paid to minority interest	(49)	(20)	(7)
Other	19	(10)	(5)

Net cash provided by (used for) financing activities	35	146	(235)

Net increase (decrease) in cash and cash equivalents	(118)	658	(669)
Cash and cash equivalents at beginning of year (Note 21)	1,076	418	1,087

Cash and cash equivalents at end of year (Note 21)	$958	$1,076	$418

     The Notes to Consolidated Financial Statements below are an integral part of these statements.

Notes to Consolidated Financial Statements
     (Tabular amounts in millions of United States dollars except number of shares and per share amounts)
     Note 1. Summary of significant accounting policies
     The consolidated financial statements of Inco Limited (“Inco”) and its subsidiaries (referred to as “we”, “us” and “our”) are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, consistently applied which, in our case, conform in all material respects with GAAP in the United States, except as explained in Note 24.
          Principles of consolidation
     The financial statements of entities which are controlled by Inco either directly or indirectly are consolidated. Control is established by our ability to determine strategic, operating, investing and financing policies without the co-operation of others. The criteria we use include an analysis of our level of ownership, voting rights and our level of representation on the board of directors. We evaluate these criteria in terms of determining whether the existence of one of the criteria alone (such as a majority ownership of all voting securities), or a combination of the criteria when taken together, would result in having control, or the ability to exercise control, of the management, business focus or strategy and/or critical policies of the particular entity. The financial statements also include the financial statements of entities that are considered variable interest entities (“VIE”s) for which we are the primary beneficiary. The primary beneficiary is the variable interest holder obligated to absorb a majority of the risk of loss from the VIE’s activities, or is entitled to receive the majority of the VIE’s residual returns, or both. We have no entities for which we own greater than 50 per cent of all voting securities but do not consolidate. We do not have subsidiaries or joint ventures for which we use the proportionate consolidation method. Entities which are not controlled and for which our ownership in all voting securities is greater than 20 per cent and we are able to exercise significant influence are accounted for using the equity method and are included in deferred charges and other assets. We have no entities for which we have used the equity method and own less than 20 per cent of all voting securities. Investments in other entities are accounted for using the cost method.
          Estimates
     Financial statements prepared in accordance with GAAP in Canada require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
          Translation of consolidated financial statements into United States dollars
     These consolidated financial statements are expressed in United States dollars. The United States dollar is our functional currency. As our operations are considered integrated for accounting purposes, we use the temporal method of translation. Monetary assets and liabilities are translated into United States dollars using year-end rates of exchange. All other assets and liabilities are translated at applicable historical rates of exchange. Revenues, expenses and certain costs are translated at monthly average exchange rates except for inventoried costs, depreciation and depletion which are translated at historical rates. Realized foreign currency exchange gains and losses are included in other income (expense) and currency translation adjustments are included in earnings as a separate line item.
          Cash and cash equivalents
     Cash and cash equivalents comprise cash, time deposits and other interest bearing instruments with original maturity dates of less than three months.
          Inventories
     Inventories consist of finished metal products, work in process and operating supplies. Inventories are stated at the lower of cost and estimated net realizable value.
     The point in our production cycle that costs related to mine and other property, plant and equipment begin to be capitalized as a cost of inventory is at the mine head. In-process includes inventory at all stages in the production process. Broken ore in our mines is not recognized as inventory until delivered to the mine head or temporary storage areas for blending. Cost includes all direct costs incurred through to the applicable stage of production, including direct labour and materials, depreciation and depletion as well as an allocated portion of acquisition costs and overheads. Costs are allocated based on contained metal.
     The costing of metals produced at our Ontario and Voisey’s Bay operations is primarily to establish values for metals in inventory and cost of sales. Copper and nickel are treated as co-products and share expenses pro rata based on pounds of metal produced unless a plant is specifically used for the upgrading of only one metal or the other. Common costs incurred by nickel and copper mined are apportioned between the metals on the basis of pounds of metal produced through the common mine and mill processes. Once expenditures are required to further finish a particular metal, all such expenditures are assigned to that metal. The remaining metals (cobalt and precious metals) are by-products and incur expenses only when some specific steps are taken towards their recovery. Co-product costing for copper is used because of the significant quantities of copper contained in the ores at our Ontario and Voisey’s Bay operations.
     We do not have significant quantities of stockpiled ore on hand due to the integrated nature of our operations. In addition, we do not use leach pads as a processing method at any of our operations.
     Period costs such as shutdown expenses, standby costs, property write-offs, costs of delivering the product to the end customer, including freight and sales administration and strike expenses, if any, are not allocated to inventory but charged directly to cost of sales and other expenses. Strike expenses are those ongoing costs, such as salaries and certain employment benefits, depreciation, property taxes, utilities and maintenance incurred during the strike period which would normally be treated as production costs and charged to inventory but, in the absence of production, are expensed because commercial production at the related facilities over the period of the strike is not achieved.
          Property, plant and equipment
     Property, plant and equipment are stated at cost. Such cost, in the case of mines, mineral rights and undeveloped properties, represents related acquisition and development expenditures. Costs are capitalized for an undeveloped property when it is probable that such costs will be recovered from the exploitation of the property. Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance the development, construction or expansion of significant mineral properties and facilities. Certain currency translation gains and losses have been capitalized in respect of Voisey’s Bay mineral properties in the development phase. Capitalization of such gains and losses ceases when the development phase of the mineral property is substantially complete and ready for use. Development costs are charged as an expense in the period incurred unless we believe a development project meets generally accepted criteria for deferral and amortization.
          Research and development costs
     Research costs are expensed in the period in which they are incurred. Development costs are deferred where the product or process is clearly defined, the technical feasibility has been established and we are committed to, and have the resources to, complete the project.
          Asset impairment
     When the net carrying value of an item or group of items of property, plant and equipment, less its related provision for asset retirement obligations and deferred income and mining taxes, exceeds the estimated undiscounted future net cash flows (which includes payments required to meet asset retirement obligations) together with its residual value, the excess of the carrying value over the fair value is charged to earnings. Evaluation of the future cash flows from major development projects such as the Goro project entails a number of assumptions regarding project scope, the timing, receipt and terms of regulatory approvals, estimates of future metals prices, estimates of the size of the deposits, ore grades and recoverability, timing of commercial production, commercial viability of new technological processes, production volumes, operating and capital costs, and foreign currency exchange rates. In estimating future net cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. Generally, all assets at a particular operation are used together to generate cash flow. Estimates of future cash flows are subject to risks and uncertainties.
     We periodically review our equity method investments to determine whether a decline in fair value below the carrying amount is other than temporary.

          Revenue recognition
     Our primary products are nickel and copper. Most of our nickel is sold as refined nickel and our copper is predominantly sold as copper anode or, prior to the closure of our copper refinery in December 2005, as cathode. Copper is also sold as copper concentrates from our Voisey’s Bay operations. We also sell precious metals, cobalt and other by-products. Sales of all commodities are recognized as revenue when title has passed under the terms of the relevant contracts or sale, which is generally when shipped. Net sales include revenues from the sale of all metals produced by us, including metals which we refer to as by-products as well as sulphuric acid and liquid sulphur.
     For most of our sales, the price is fixed at the time revenue is recognized, and is based on quoted commodity prices on recognized exchanges. At the end of each period, a portion of our revenues are provisionally priced. For provisionally priced sales, final settlement is generally based on the average London Metal Exchange (“LME”) cash or other such benchmark price for a specified future period generally after the month of arrival at the customer’s facility which is generally within 60 to 90 days of sale. As such any proceeds received represent provisional sales proceeds and not final sales proceeds.
          Exploration
     Exploration properties that contain estimated proven and probable ore/mineral reserves, but for which a development decision has not yet been taken, are subject to periodic review for impairment in accordance with our accounting policy when events or changes in circumstances indicate the related carrying value may not be recoverable.
     Exploration expenditures are expensed as incurred except in areas currently under development, where production is probable, or in areas under feasibility study, where there is a reasonable expectation to convert existing estimated mineral resources to estimated ore/mineral reserves and add additional mineral resources with additional drilling and evaluations in areas near existing ore/mineral reserves, and existing or planned production facilities, in which case they are capitalized and amortized using the units-of-production method.
          Depreciation and depletion
     Property, plant and equipment is generally depreciated on a straight line basis over the following estimated economic lives:

Mine and mobile equipment	3 to 10 years
Processing facilities and smelter equipment	15 to 20 years
Refinery equipment	5 to 20 years
Power generation facilities and equipment	10 to 40 years
Furniture and fixtures	10 years
Port facilities and transportation equipment	14 years
     The estimated economic life is assessed on an annual basis, taking into account the state of the equipment, technological changes and the related facilities or the estimated proven and probable ore/mineral reserves where the equipment is located. Some equipment has an estimated economic life in excess of 20 years, and is being amortized on a 5 per cent declining balance basis. When an assessment is made that the remaining life of that equipment is less than 20 years, the depreciation method is switched to straight line. Depreciation starts when an asset is ready for use or, in the case of a new mining operation, when an asset achieves commercial production.
     Depletion of deferred mine development costs, including costs of acquired mineral rights, is calculated on a units-of-production basis over the estimated proven and probable ore/mineral reserves which relate to the particular category of development, either life of mine plan or area-specific. No future development costs are taken into account in calculating the depletion charge.
     Life of mine plan development costs represent capital expenditures that will be utilized in the extraction of all the estimated proven and probable ore/mineral reserves in the current detailed mine plan. These expenditures are predominantly incurred up front and in advance of any ore extraction or in advance of major expansions. The types of development included in this category are acquisition costs, ore haulage shafts, initial decline, ore passes, ventilation, and chutes and underground ore crusher cavities and are intended to be used for the extraction of all ore within the current mine plan. These costs are depleted on a units-of-production basis over the total estimated proven and probable ore/mineral reserves.

     Area-specific development costs, which are depleted over the related production from estimated proven and probable ore/mineral reserves for which no further capital is required, consist of capital expenditures to provide access to various areas within the mine to allow the extraction of ore to commence. The types of development costs that are within this category include: access and perimeter drives, ventilation drives and rises, and progressive declining subsequent to initial contact with the orebody. Annual deferred mine development costs incurred to access specific ore blocks or areas are depleted on a units-of-production basis over the estimated proven and probable ore/mineral reserves that can be currently accessed in those areas without future capital development costs being incurred.
     Ongoing mine development costs that provide access to ore for less than two years’ production are expensed as incurred.
          Asset retirement obligations
     The accounting for asset retirement obligations encompasses the accounting for legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. The retirement of a long-lived asset is its other than temporary removal from service, including its sale, abandonment, recycling or disposal in some other manner.
     We recognize asset retirement obligations as liabilities when a legal obligation with respect to the retirement of an asset is incurred, with the initial measurement of the obligation at fair value calculated based on discounted cash flows. These obligations are accreted to full value over time through charges to cost of sales and other expenses. In addition, an asset retirement cost equivalent to the liabilities is capitalized as part of the related asset’s carrying value and is subsequently depreciated or depleted over the asset’s useful life. A liability for an asset retirement obligation is incurred over more than one reporting period when the events that create the obligation occur over more than one reporting period. Any incremental liability incurred in a subsequent reporting period is considered to be an additional layer of the original liability. Each layer is initially measured at fair value. As required, a separate layer is measured, recognized and accounted for prospectively. Our asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities.
     Our operations have been, and may in the future be, affected from time to time in varying degrees by changes in environmental laws and regulations, including those for asset retirement obligations. Both the likelihood of future changes in laws and regulations and their overall effect upon us vary greatly from country to country and are not predictable. Our policy is to meet or, if possible, surpass environmental standards set by relevant legislation, by the application of technically proven and economically feasible measures.
     For environmental issues that may not involve the retirement of an asset, where we are a responsible party and it is determined that a liability exists, and amounts can be quantified, we accrue for the estimated liability. In determining whether a liability exists in respect of such environmental issues, we apply the criteria for liability recognition under applicable accounting standards.
          Income and mining taxes
     Income and mining taxes comprise the provision (relief) for taxes actually paid or payable (received or receivable) and deferred taxes. Deferred income and mining taxes are computed using the asset and liability method whereby deferred income and mining tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income and mining tax assets and liabilities are computed using current foreign currency exchange rates and using income tax rates in effect when the temporary differences are expected to reverse. The effect on deferred income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the period of substantive enactment. The provision (relief) for deferred income and mining taxes is based on the changes in deferred income and mining tax assets and liabilities during the period. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the deferred income tax assets to the amount that is more likely than not to be realized.
     Investment tax credits are accounted for by the cost reduction method whereby investment tax credits related to the acquisition of assets are deferred and recognized in earnings as the related assets are depreciated, while those related to research and development expenses are included in earnings.

          Financial instruments and commodities contracts
     Hedge accounted financial instruments are documented and periodic effectiveness tests are performed. Absent such documentation and testing, changes in the fair value of financial instruments are recorded in earnings. Forward, option and swap contracts may be used to hedge the effect of exchange rate changes on our future currency requirements. In addition, forward, option and swap contracts may be used to hedge the effect of price changes on a portion of the metals we sell. Fuel oil swap contracts may be used to hedge the effect of price changes in respect of a portion of our energy requirements in Indonesia. Gains and losses on these contracts are deferred and recognized as a component of the related transaction. Interest rate swaps may be used to hedge interest rate risk exposure. Amounts receivable or payable related to the swaps are recorded in interest expense concurrently with the interest expense of the underlying debt. We also purchase and sell foreign currencies and metals by using forward contracts which have not been specifically identified as hedges. The values of these contracts are marked to market with resulting gains and losses included in earnings.
          Post-retirement benefits
     The cost of providing benefits through defined benefit pensions and post-retirement benefits other than pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service. Differences arising from plan amendments are recognized in earnings over the expected average remaining service life of employees. Differences arising from changes in assumptions, experience gains and losses and investment gains and losses are recognized in earnings by amortizing the excess of the net actuarial and investment gains and losses over 10 per cent of the greater of the post-retirement benefits obligation and the fair value of plan assets over the expected average remaining service life of employees. The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.
          Stock compensation plans
     In respect of our stock options, we recognize an expense based on the estimated fair value of the stock options over the vesting period. The fair value of each stock option granted is estimated on the date of the grant using an option-pricing model. Cash received from employees upon exercise of options to purchase Common Shares is credited to then issued and outstanding Common Shares. In respect of Common Share appreciation rights, compensation expense is determined and accrued over the vesting period of the options based on the excess of the quoted market value of the respective shares over the exercise price.
          Net earnings per Common Share
     Basic earnings per Common Share is computed by dividing net earnings applicable to Common Shares by the weighted-average number of Common Shares issued and outstanding for the relevant period. Diluted earnings per Common Share is computed by dividing net earnings applicable to Common Shares, as adjusted for the effects of dilutive convertible securities, by the sum of the weighted-average number of Common Shares issued and outstanding and all additional Common Shares that would have been outstanding if potentially dilutive Common Shares had been issued. For convertible securities we use the “if-converted” method whereas the “treasury stock method” is used for stock options and warrants.
     Note 2. Changes in accounting policies and restatements
    Changes in accounting policies
     (a) Convertible Debentures
     Effective January 1, 2005, on a retroactive basis, we adopted revisions to Canadian Institute of Chartered Accountants (“CICA”) Section 3860, Financial Instruments — Disclosure and Presentation. The revisions relate to the accounting for instruments for which the issuer has the right to settle in cash or its own shares. Such an instrument is bifurcated between debt and equity in accordance with this revised standard. This change impacted the accounting treatment for our LYON notes, Convertible Debentures due 2023 (“Convertible Debentures”) and 3 1/2% Subordinated Convertible Debentures due 2052 (“Subordinated Debentures”) which were previously treated as equity in accordance with EIC No. 71, Financial Instruments that may be Settled at the Issuer’s Option in Cash or its own Equity Instruments. Consistent with this change, we record interest expense in lieu of accretion charges with respect to these convertible debt securities. The impact on our balance sheet as at December 31, 2004 was an increase in long-term debt of $210 million (2003 – $194 million), an increase in deferred income and mining taxes of $11 million (2003 – $12 million), a decrease in convertible debt classified as equity of $201 million (2003 – $188 million), an increase in deferred charges of $7 million (2003 – $7 million) and a reduction in retained earnings of $13 million (2003 – $11 million). In addition, as the revisions resulted in the retroactive restatement of our interest expense, there was an increase in the amount of interest capitalized in respect of our Voisey’s Bay and Goro projects. The impact in respect of the adjustment to capitalized interest was an increase in property, plant and equipment of $7 million (2003 – $2 million); an increase in deferred income and mining taxes of $1 million (2003 – nil) and an increase in retained earnings of $6 million (2003 – $2 million).
     (b) Earnings per share
     We adopted EIC No. 155, The Effects of Contingently Convertible Instruments on the Computation of Diluted Earnings per Share, on a retroactive basis. The new abstract, which is effective for interim and annual periods beginning after October 1, 2005, requires that the effects of contingently convertible instruments be included in the computation of diluted earnings per share regardless of whether the market price trigger has been met. The impact on 2004 earnings per share was a reduction of 12 cents (2003 – 2 cents).
     (c) Variable interest entities
     Effective January 1, 2004, we early adopted Accounting Guideline No. 15, Consolidation of Variable Interest Entities, (“AcG No. 15”). AcG No. 15 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a legal structure used to conduct activities or hold assets that either (i) has insufficient equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that do not have sufficient rights or the ability to make significant decisions about the VIE’s activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. AcG No. 15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a “variable interest holder”) is obligated to absorb a majority of risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns (if no party absorbs the majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.
     We early adopted AcG No. 15 as a result of the French government-sponsored Girardin Act financing arrangements (See Note 12). The effect of adopting the provisions of AcG No. 15 is to increase both total assets and total liabilities by approximately $41 million as of December 31, 2004. Reference is made to Note 12 for further information.
     (d) Depreciation and depletion expense
     Effective January 1, 2004, on a retroactive basis, we changed the method by which we calculate depreciation and depletion expense. Under the previous method, we depleted mine development costs on a composite basis. Total historical capitalized costs and estimated future development costs relating to our developed and undeveloped estimated proven and probable ore/mineral reserves were depleted using the units-of-production method based on total developed and undeveloped estimated proven and probable ore/mineral reserves. Under the new method, depletion of the deferred mine development costs is calculated on a units-of-production basis over the estimated proven and probable ore/mineral reserves which relate to the particular category of development, either life of mine plan or area-specific. No future development costs are taken into account in calculating the depletion charge. In addition, the depreciation method covering certain other assets of our 61 per cent owned subsidiary, PT International Nickel Indonesia Tbk (“PT Inco”), has been changed to a straight line basis to conform its depreciation method used to the depreciation methods used for similar assets in other company locations.
     The impact of this change on 2003 depreciation and depletion expense was a reduction of $38 million.
     (e) Generally accepted accounting principles
     Effective January 1, 2004, we adopted CICA Section 1100, Generally Accepted Accounting Principles. CICA 1100 describes what constitutes GAAP in Canada and its sources. Adoption of this standard did not have a significant impact on our results of operations or financial condition for 2004.

     (f) Hedging Relationships
     Effective January 1, 2004, we adopted AcG No. 13, Hedging Relationships which provides guidance concerning documentation and effectiveness testing for derivative contracts. Adoption of this guideline did not have a significant impact on our results of operations or financial condition for 2004.
     (g) Stock-based compensation
     Effective January 1, 2003, we changed our accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees in 2003 and in future years. The fair value of each stock option granted is estimated on the date of the grant using an option-pricing model. As a result of this change in accounting policy, which was applied prospectively, an expense of $3 million was recorded in 2003, to reflect the fair value of stock options granted to employees in 2003.
     (h) Impairment of long-lived assets
     Effective January 1, 2003, we adopted CICA Section 3063, Impairment of Long-Lived Assets. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets that are held for use. An impairment loss would be recognized if the carrying amount of a long-lived asset was not recoverable from its undiscounted cash flows and would be measured as the difference between the carrying amount and the fair value of the asset. The initial adoption of the new standard had no impact on our results of operations or financial condition.
     (i) Asset retirement obligations
     Effective January 1, 2003, on a retroactive basis, we adopted CICA Section 3110, Asset Retirement Obligations. This standard significantly changed the method of accounting for asset retirement obligation costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and depreciated or depleted over the asset’s useful life.
    Recent Accounting Pronouncements
     In January 2005, the CICA issued three new standards relating to financial instruments. Section 3855, Financial Instruments — Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3865, Hedges, is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on AcG No. 13, Hedging Relationships, and Section 1650, Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which we currently report for United States GAAP, is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
     These standards are applicable for fiscal years beginning on or after October 1, 2006. If a company elects to early adopt such standards the early adoption election must be applied to all three standards at the same time. We are currently reviewing the impact of these new standards.
    Restatements
     Effective January 1, 2005, on a retroactive basis, we restated our minority interest and current deferred income taxes to correct an error in the allocation of net earnings to minority interests. The impact of the correction for our December 31, 2004 balance sheet was a decrease in minority interest of $59 million (2003 — $38 million), a decrease in current deferred taxes of $21 million (2003 – $14 million) and an increase in retained earnings of $38 million (2003 — $24 million). The net impact on 2004 net earnings was an increase of $14 million (2003 — $10 million), or 7 cents per share (2003 — 5 cents per share).

     Note 3. Asset impairment charges
     During 2005, we announced that we had entered into a long-term agreement with Falconbridge Limited under which we would sell all of our copper production from our Ontario operations in anode form to them. In connection with this decision, a pre-tax impairment charge of $25 million was recorded which primarily relates to a reduction in the carrying value of our copper refining facility in Sudbury, Ontario since this facility was closed at the end of 2005.
     On May 25, 2004 we announced the preliminary findings reached to that date as part of the second phase, or Phase 2, of the comprehensive review of our then approximately 85 per cent owned Goro nickel-cobalt project in New Caledonia. We also announced that the principal changes in the planned Goro project configuration resulting from such findings as part of Phase 2 of our review, moving from indirect to direct heating of ore feed and other changes intended to reduce the capital cost estimate and enhance the operating efficiency of the planned process plant and the process to be used to recover nickel and cobalt, would result in certain assets being written off in the second quarter of 2004. Following our review of the affected assets, we recorded a non-cash charge of $201 million. The affected assets were primarily comprised of engineering and related work associated with the original project configuration and equipment purchased for the indirect heating of ore feed which no longer had future use to the Goro project or otherwise.
     Note 4. Other income, net
     Other income, net is comprised of the following:

Year ended December 31	2005	2004	2003

Interest and dividend income	$29	$13	$16
Gains from sales of securities and other assets	88	9	59
Gains (losses) from derivative positions in metals	(12)	(4)	12
Gain from closure of derivative foreign currency contracts	—	10	11
Loss from cash settlement of LYON Notes tendered for conversion (Note 13)	(9)	—	—
Interest from a tax refund	—	—	7
Goro project suspension, net	—	1	4
Earnings from affiliates accounted for using equity method	2	5	2
Loss on redemption of securities	—	—	(2)
Other, net	(15)	15	(1)

Other income, net	$83	$49	$108

     In 2005, a gain in the amount of $88 million was realized from the sale of a non-core investment in a junior mining company.
     In 2004, gains in the amount of $10 million were realized on certain foreign currency derivative contracts entered into in anticipation of the expenditures on the Goro project. Gains from sales of securities and other assets of $9 million includes a gain of $6 million which was realized on our sale of a subsidiary operation in Guatemala.
     In 2003, gains from sales of securities and other assets included a milestone payment received in the fourth quarter of 2003 under the terms of sale of a non-core exploration property in 1998 in the amount of $24 million as well as $35 million realized from the sale or transfer of shares and other interests contributed to or received in conjunction with strategic and other collaborations relating to our primary metals operations.

     Note 5. Income and mining taxes
     In carrying on our Canadian mining operations, we are subject to both income and mining taxes. The amount of such taxes will vary depending on the provisions set out by the relevant legislative authority. Generally, most expenditures incurred by us are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. In most jurisdictions deductions for financing expenses, such as interest and royalties, are not allowed to be claimed in computing income subject to mining tax. In addition, income unrelated to carrying on mining operations would not be subject to mining tax.
     The provision (relief) for income and mining taxes was as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Current taxes
Canadian	$241	$165	$(47)
Foreign	123	147	11

	364	312	(36)

Deferred taxes
Canadian	50	123	(33)
Foreign	(6)	(3)	42

	44	120	9

Income and mining taxes	$408	$432	$(27)

Earnings before income and mining taxes and minority interest, by geographic source, were as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Canada	$875	$830	$55
Foreign	442	326	109

	$1,317	$1,156	$164

     The reconciliation between taxes at the combined Canadian federal-provincial statutory income tax rate and the effective income and mining tax rate was as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Provision at Combined Canadian federal- provincial statutory income tax rate	$510	$461	$66
Resource and depletion allowances	(64)	(77)	(12)

Adjusted income taxes	446	384	54
Mining taxes	48	66	17

	494	450	71
Currency translation adjustments	2	(7)	42
Currency translation adjustments on long-term debt	13	23	58
Non-taxable gains	(41)	(1)	(33)
Benefit of net capital losses not previously recognized	–	(42)	–
Adjustment of prior year tax issues and tax rate changes	(19)	(17)	(142)
Foreign tax rate differences	(39)	(39)	(17)
Asset impairment charges	–	70	–
Other	(2)	(5)	(6)

Effective income and mining taxes	$408	$432	$(27)

Deferred income and mining tax liabilities and assets consisted of the following:

December 31	2005	2004	2003
		(Restated)	(Restated)

Liabilities:
Property, plant and equipment	$2,130	$2,038	$1,889
Deferred charges and other assets	215	135	65
Long-term debt	97	90	60
Other	13	1	3

	2,455	2,264	2,017

Assets:
Post-retirement benefits	236	217	204
Asset retirement obligations	71	69	45
Tax loss carryforwards	129	86	70
Tax credit carryforwards	9	12	7
Other	15	18	–

	460	402	326
Valuation allowance	(23)	(29)	(27)

	437	373	299

Net deferred income and mining tax liability	$2,018	$1,891	$1,718

     During 2001, tax legislation was passed in New Caledonia covering projects meeting certain criteria. Goro Nickel S.A.S. qualifies for certain tax incentives under this legislation in connection with its Goro project. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro Nickel S.A.S. qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

     In determining the likelihood of realizing an income tax asset we take into account a number of factors, including current conditions and anticipated changes in mine or production plans.
     We have tax loss carryforwards in the amount of $325 million available for New Caledonia income and branch profit tax purposes. Of these total tax loss carryforwards, the benefit of losses in the amount of $57 million have not been recognized.
     We have capital loss carryforwards in the amount of $37 million available for United Kingdom income tax purposes to reduce taxable income in certain circumstances. The capital losses may be carried forward indefinitely. The benefits of these tax loss carryforwards have not been recognized for accounting purposes.
     In computing our income tax liability, no amount has been recorded in respect of additional potential taxes which might arise should we distribute income realized in certain of our foreign subsidiaries on the basis that it is our intention to reinvest such income in the foreign operations of the relevant subsidiary. Should management’s intentions change in respect of such distribution, additional taxes, if any, would be recorded in respect of the distribution from, or disposition or liquidation of, the relevant foreign entity. For those foreign entities from which distributions occur on a regular basis, any additional taxes that would arise on such distributions, if any, have been included in deriving the annual income tax provision for the year in which the income is earned by the foreign subsidiary.
     Note 6. Net earnings per Common Share
     The computation of basic and diluted earnings per share was as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Basic earnings per share computation
Numerator:
Net earnings	$836	$619	$146
Dividends on preferred shares	—	—	(6)
Premium on redemption of preferred shares	—	—	(15)

Net earnings applicable to common shares	$836	$619	$125

Denominator:
Weighted-average common shares outstanding (thousands)	189,425	187,550	184,500

Basic earnings per common share	$4.41	$3.30	$0.68

Diluted earnings per share computation
Numerator:
Net earnings applicable to common shares	$836	$619	$125
Dilutive effect of:
Convertible debentures	—	2	3

Net earnings applicable to common shares, assuming dilution	$836	$621	$128

Denominator:
Weighted-average common shares outstanding (thousands)	189,425	187,550	184,500
Dilutive effect of:
Convertible debentures	28,055	17,440	13,080
Stock options	1,008	1,426	1,707
Warrants	4,218	3,740	1,308

Weighted-average common shares outstanding, assuming dilution	222,706	210,156	200,595

Diluted earnings per common share	$3.75	$2.95	$0.64

     At December 31, 2005, options on nil Common Shares (2004 — nil; 2003 — 819,000) were excluded from the computation of diluted earnings per Common Share because their effects were not dilutive.
     We adopted EIC No. 155, The Effects of Contingently Convertible Instruments on the Computation of Diluted Earnings per Share, on a retroactive basis (see Note 2).
     Note 7. Inventories
     Inventories consisted of the following:

December 31	2005	2004	2003

Finished metals	$259	$228	$193
In-process metals	608	511	478
Supplies	129	95	75

	$996	$834	$746

     Note 8. Property, plant and equipment
     Property, plant and equipment consisted of the following:

December 31	2005	2004	2003
		(Restated)	(Restated)

Mines and mining plants	$6,452	$3,003	$2,902
Processing facilities	3,546	3,399	3,383
Voisey’s Bay project under development	1,371	4,399	3,817
Goro project	1,085	703	804
Other	751	723	598

Total property, plant and equipment, at cost	13,205	12,227	11,504

Accumulated depreciation	3,359	3,317	3,185
Accumulated depletion	1,387	1,323	1,284

Total accumulated depreciation and depletion	4,746	4,640	4,469

Property, plant and equipment, net	$8,459	$7,587	$7,035

     At December 31, 2005, property, plant and equipment, at cost included capitalized development costs relating to infill drilling, gathering geological and geotechnical data, further reserve and other mineralized material evaluation and other related activities of $35 million (2004 – $29 million; 2003 – $27 million).
     In December 2005, coincident with the achievement of commercial production, a significant portion of the Voisey’s Bay assets were reclassified from Voisey’s Bay project under development to mines and mining plants and to processing facilities. As at December 31, 2005, Voisey’s Bay under development represents the carrying value of underground mineral properties. At December 31, 2005, the net carrying value of property, plant and equipment under construction or development not subject to amortization, depreciation or depletion was $2,777 million (2004 – $5,230 million; 2003 – $4,722 million) which is comprised of amounts for the Voisey’s Bay project totalling $1,371 million (2004 – $4,348 million; 2003 – $3,777 million), the Goro project of $1,085 million (2004 – $703 million; 2003 – $804 million) and other assets under construction at our operations of $321 million (2004 – $179 million; 2003 – $141 million). Depreciation, depletion and amortization for the open pit mine, concentrator and related facilities completed under phase one of the Voisey’s Bay project commenced in 2005. It is currently expected that depreciation, depletion and amortization for the Goro project will commence in 2008 in line with the planned start of operations. Capitalized interest costs included in capital expenditures were $103 million in 2005 (2004 – $70 million; 2003 – $55 million).

     Note 9. Long-term debt
     Long-term debt consisted of the following (repayment periods or maturities are shown in parentheses):

December 31	2005	2004	2003
		(Restated)	(Restated)

Inco Limited
15.75% Sterling Unsecured Loan Stock (2006) (a)	$45	$45	$45
Term loan (2009-2011) (b)	400	200	—
7.75% Notes (2012) (c)	400	400	400
5.70% Debentures (2015) (d)	300	300	300
LYON Notes (2021) (e)	75	109	100
Convertible Debentures (2006-2023) (f)	113	108	104
7.20% Debentures (2032) (g)	400	400	400
Subordinated Convertible Debentures (2006-2052) (h)	106	106	105
PT International Nickel Indonesia Tbk
Loan facilities (5.3%) (2006) (i)	38	115	192
Other
Other (7.6%) (2006-2031)	97	85	60

	1,974	1,868	1,706
Long-term debt due within one year	122	107	103

	$1,852	$1,761	$1,603

     (a) The 15.75 per cent Sterling Unsecured Loan Stock is redeemable in 2006 in sterling or, at the option of the holders, in U.S. dollars at a fixed exchange rate of one pound sterling to $1.98. In 1981, we issued Pound Sterling 25 million aggregate principal amount of unsecured bonds which were called “unsecured loan stock” in the United Kingdom. These bonds were issued under a Trust Deed which contained many of the same provisions that are included in a trust indenture covering the issuance of unsecured bonds in the United States. These bonds rank equally and ratably with all of Inco’s other unsecured and unsubordinated debt. Holders of these debt securities were defined as bondholders under the Trust Deed. Under United Kingdom law, unsecured loan stock represent an unsecured bond issued in bearer form.
     (b) On December 23, 2004, we concluded a $400 million term loan facility that matures on December 23, 2011. The borrowings under the facility may be made in United States dollars in the form of (i) United States Base Rate loans or (ii) London Interbank Offered Rate (“LIBOR”) loans. Borrowings under this facility bear interest, when drawn, at a rate which varies based on the type of borrowing and our credit ratings at the time of borrowing. As of December 31, 2005, there was $400 million drawn under the facility. The floating rate interest payments with respect to $200 million of the facility were swapped in exchange for a fixed rate of 5.098 per cent. As described in part (j) below, the term loan facility requires that we maintain a ratio of Consolidated Indebtedness, as defined in the term loan facility, to Tangible Net Worth, as defined in the term loan facility, not to exceed 50:50.
     (c) On May 13, 2002, we issued and sold through an underwritten public offering in the United States $400 million aggregate principal amount of 7.75% Notes due 2012 (“Notes”). The Notes are redeemable, at our option, at any time at a price equal to the greater of the principal amount of the Notes and the sum of the present values of the remaining scheduled payments of principal and interest. The interest payments under the Notes were swapped in exchange for a floating rate equal to LIBOR plus 3.25 per cent up to June 7, 2005. During the second quarter of 2005, we terminated our interest rate swap in respect of these Notes (see Note 19).
     (d) On September 26, 2003, we issued and sold through an underwritten public offering in the United States $300 million aggregate principal amount of our 5.70% Debentures due 2015 (“Debentures”). The Debentures are redeemable, at our option, at any time at a price equal to the greater of the principal amount of the Debentures and the sum of the present values of the remaining scheduled payments of principal and interest. The interest payments under the Debentures were swapped in exchange for a floating rate equal to LIBOR plus 0.57 per cent up to June 7, 2005. During the second quarter of 2005, we terminated our interest rate swap in respect of our Debentures (see Note 19).
     (e) In March 2001, we issued and sold $438 million amount payable at maturity of LYON Notes. During 2005, a portion of the LYON Notes were settled. Reference is made to Note 13 for the details of the LYON Notes and the settlement. The remaining balance of the LYON Notes payable at maturity is $75 million.

     (f) In March 2003, we issued and sold $273 million amount payable at maturity of Convertible Debentures due 2023. Reference is made to Note 13 for the details of the Convertible Debentures.
     (g) On September 23, 2002, we issued and sold through an underwritten public offering in the United States $400 million aggregate principal amount of 7.20% Debentures due 2032 (“7.20% Debentures”). The 7.20% Debentures are redeemable, at our option, at any time at a price equal to the greater of the principal amount of the Debentures and the sum of the present values of the remaining scheduled payments of principal and interest.
     (h) In March 2003, we issued and sold $227 million aggregate principal amount of 3 1/2% Subordinated Convertible Debentures due 2052. Reference is made to Note 13 for the details of the Subordinated Debentures.
     (i) Our 61 per cent-owned subsidiary, PT Inco, had outstanding at December 31, 2005 loan facilities aggregating $38 million consisting of a $26 million expansion loan (2004 – $78 million; 2003 – $131 million); a $6 million loan (2004 – $19 million; 2003– $31 million) and a second $6 million loan (2004 – $18 million; 2003 – $30 million). All loans under the loan facilities are repayable in 13 equal semi-annual instalments commencing March 31, 2000. The expansion loan and the first $6 million loan bear interest, when drawn, equal to LIBOR plus 7/8 per cent in the first five years and LIBOR plus one per cent in the last five years. The second $6 million loan bears interest equal to LIBOR plus 1 1/2 per cent. As security for these loans, PT Inco has assigned and pledged certain of its cash and cash equivalents, sales agreements, service agreements and insurance policies.
     (j) On May 28, 2004, we concluded a $750 million syndicated revolving credit facility with a maturity date of May 28, 2009. This syndicated facility replaced several bilateral bank credit agreements under which we had an aggregate of $680 million of available credit as of year-end 2003, where $273 million of such $680 million would have otherwise expired on June 1, 2004 and the balance in either June 2005, June 2006 or June 2007. Subject to the approval of the lenders representing not less than 66 2/3 per cent in total commitments under this $750 million syndicated facility, the maturity date of the syndicated revolving credit facility may be extended for the commitments of those lenders who have approved such extension for an additional one-year period on each May 28 anniversary date, beginning May 28, 2005. Effective May 28, 2005, the lenders under the $750 million syndicated revolving credit facility agreed to extend the maturity date of the facility from May 28, 2009 by an additional year to May 28, 2010.
     The borrowings under the facility may be made in either Canadian dollars in the form of (a) Prime Rate loans (as defined under the credit facility) or (b) in Bankers’ Acceptances (as defined under the credit facility) or in United States dollars in the form of (i) United States Base Rate loans (as defined under the credit facility) or (ii) London Interbank Offered Rate (“LIBOR”) loans (as defined under the credit facility). Borrowings under these facilities bear interest, when drawn, at a rate which varies based on the type of borrowing and our credit ratings at the time of borrowing. As of December 31, 2005, there were no amounts drawn under the facility.
     This syndicated credit facility provides that, so long as advances are outstanding or any letters of credit or guarantees issued pursuant to the terms of the facility are outstanding, we will be required to maintain a ratio of Consolidated Indebtedness, as defined in the credit facility, to Tangible Net Worth, as defined in the credit facility, not to exceed 50:50. At December 31, 2005 the ratio of Consolidated Indebtedness to Tangible Net Worth was 25:75. The syndicated facility does not require any acceleration or prepayment of outstanding balances if our credit ratings on outstanding debt securities were downgraded or if there were a significant decline in our earnings, cash flow or in the price of our publicly traded common shares or other equity securities. A downgrade in our rating would, however, increase the interest rate payable on borrowings under the facility and, conversely, any upgrade in our rating would reduce the interest rate payable on borrowings. As of December 31, 2005, our outstanding debt securities were rated as investment grade by Moody’s Investors Service and Standard & Poor’s Ratings Services, with the specific ratings being Baa3 (stable outlook) by Moody’s Investors Service and BBB– (positive outlook) by Standard & Poor’s.
     (k) After the announcement of our offer to purchase all of the common shares of Falconbridge Limited on October 11, 2005, as referred to in Note 23 below, Standard & Poor’s Rating Services placed our rating on credit watch with negative implications while Moody’s affirmed our Baa3 rating (with a stable outlook). In connection with this offer, we have arranged debt financing sufficient to fund the cash portion (approximately $2.4 billion) of the offer we have made. In connection with this offer, on December 22, 2005, we entered into a loan agreement (the “Loan Agreement”) with a group of banks and financial institutions. The loan facilities under the Loan Agreement are in an amount sufficient for us to meet, directly or through subsidiaries who can borrow under the Loan Agreement, the total amount of cash, approximately $2.6 billion, we would need to acquire all of the issued and outstanding common shares of Falconbridge Limited (the “Falconbridge Shares”) pursuant to the terms of our pending offer made to acquire the Falconbridge Shares and pay the fees and expenses associated with such offer.

     Interest expense on long-term debt for the years 2005, 2004 and 2003 was $19 million, $29 million and $48 million, respectively. Taking into account the aforementioned interest rate swaps, the weighted average effective interest rate on long-term debt at December 31, 2005 was 6.1 per cent and approximately 14 per cent of long-term debt bears interest at rates that are subject to periodic adjustments based on market interest rates. Approximately 96 per cent of long-term debt is effectively payable in U.S. dollars.
     At December 31, 2005, long-term debt maturities for each of the five years through 2010 are: 2006 – $122 million; 2007 – $20 million; 2008 – $15 million; 2009 – $113 million; 2010 – $113 million.
     Note 10. Post-retirement benefits
     Our pension plans cover essentially all employees. We also provide certain health care and life insurance benefits for retired employees.
     The change in the funded status of post-retirement defined benefit plans was as follows:

				Post-retirement benefits
	Pension benefits			other than pensions
Year ended December 31	2005	2004	2003	2005	2004	2003

Change in post-retirement benefits obligation
Obligation at beginning of year	$3,049	$2,734	$2,172	$999	$894	$677
Service cost	44	38	33	19	10	10
Interest cost	169	160	153	56	50	49
Plan amendments	9	2	20	—	—	—
Changes in assumptions	265	82	73	128	47	36
Actuarial losses (gains)	13	31	1	(16)	(26)	11
Benefits paid	(212)	(193)	(184)	(44)	(41)	(38)
Currency translation adjustments	72	195	466	36	65	149

Obligation at end of year	$3,409	$3,049	$2,734	$1,178	$999	$894

Change in pension plan assets
Fair value of plan assets at beginning of year	$2,273	$1,857	$1,367	$—	$—	$—
Actual return on plan assets	274	193	231	1	—	—
Employer contributions	271	265	142	3	—	—
Benefits paid	(196)	(177)	(165)	—	—	—
Currency translation adjustments	62	135	282	—	—	—

Fair value of plan assets at end of year	$2,684	$2,273	$1,857	$4	$—	$—

Unfunded status of plans at end of year	$(725)	$(776)	$(877)	$(1,174)	$(999)	$(894)
Unrecognized actuarial and investment losses	1,246	1,106	1,007	385	277	252
Unrecognized prior service costs	75	77	84	1	—	—

Net post-retirement benefits asset (liability) at end of year	$596	$407	$214	$(788)	$(722)	$(642)

     The net post-retirement benefits asset (liability) is reflected in the Consolidated Balance Sheet as follows:

				Post-retirement benefits
	Pension benefits			other than pensions
December 31	2005	2004	2003	2005	2004	2003

Accrued benefits pension asset	$611	$422	$226	$—	$—	$—
Accrued payrolls and benefits	(15)	(15)	(12)	(56)	(51)	(39)
Accrued post-retirement benefits liability	—	—	—	(732)	(671)	(603)

Net post-retirement benefits asset (liability)	$596	$407	$214	$(788)	$(722)	$(642)

     Post-retirement benefits expense included the following components:

				Post-retirement benefits
	Pension benefits			other than pensions
Year ended December 31	2005	2004	2003	2005	2004	2003

Service cost	$44	$38	$33	$19	$10	$10
Interest cost	169	160	153	56	50	49
Expected return on plan assets	(182)	(169)	(162)	—	—	—
Loss on plan settlement	—	2	—	—	—	—
Amortization of actuarial and investment losses	67	64	62	14	14	11
Amortization of unrecognized prior service costs	12	14	16	—	—	—

Defined benefit pension and post-retirement benefits other than pensions expense	110	109	102	89	74	70
Defined contribution pension expense	4	5	5	—	—	—

Post-retirement benefits expense	$114	$114	$107	$89	$74	$70

     The weighted-average assumptions used in the determination of the post-retirement benefits expense and obligation were as follows:

				Post-retirement benefits
	Pension benefits			other than pensions
Year ended December 31	2005	2004	2003	2005	2004	2003

Discount rate	5.75%	6.0%	6.5%	5.75%	6.0%	6.5%
Expected return on plan assets	7.75%	8.0%	8.5%
Rate of compensation increase	3.0%	3.0%	3.0%

     Effective December 31, 2005, the assumption for the discount rates used to determine the pension benefits obligation were changed to 5.0 per cent for Canadian plans and 5.5 per cent for United States plans. Effective January 1, 2006, the assumption for the expected return on plan assets for the Canadian plans was changed to 7.5 per cent.
     The pension plan weighted-average asset allocations, by asset category were as follows:

Year ended December 31	2005	2004	2003

Equity securities	59%	60%	57%
Debt securities	41%	40%	43%

Total	100%	100%	100%

     For the year ending December 31, 2006, we currently expect that our employer contributions will amount to approximately $180 million. Estimated benefit payments for each of the next five years through 2010 and the aggregate of the five years thereafter are as follows:

		Post-retirement benefits
	Pension benefits	other than pensions

2006	$222	$56
2007	213	54
2008	220	58
2009	224	60
2010	220	61
2011-2015	991	298

     The measurement date for the post-retirement benefits obligations and the fair value of plan assets for all plans was December 31, 2005. The most recent actuarial valuation for purposes of calculating funding requirements for all significant plans was completed during 2005 based on the plan positions at December 31, 2004. The next planned actuarial valuation for purposes of calculating funding requirements for all significant plans will be completed during 2006 based on the plan positions at December 31, 2005.

     The asset allocation policy for the plans is 40 per cent fixed income and 60 per cent equities for all of the Company’s pension plans with the exception of the plan at PT Inco. The actual asset mix is maintained fairly close to the policy mix at most times by the use of a rigorous rebalancing policy.
     Equity securities include Inco Limited common shares in the amount of $3 million (2004 – $7 million; 2003 – $7 million). The decision to invest in Inco Limited shares is made by independent investment managers acting at their own discretion.
     The return on plan assets assumption has been based on an estimate of the future long-term average return that can reasonably be earned on the assets of the pension fund. The starting point for the calculation of this assumption is the current yield obtainable from the fixed income portion of the portfolio. The yield available on the benchmark used, the Scotia Capital Universe Bond Index (50% of the bond component) and the Scotia Capital Long Bond Index (the remainder of the bond component), is used as the expected return on the bond indices since, in our view, this represents the best estimate of long-term future returns for the fixed income portion of the portfolio. Equity investments are assumed in aggregate to have an expected long-term future return of 3% in excess of the yield available on long-term Government of Canada bonds; for 2003 the 10-Year+ index was used, and for 2004 and 2005 the 10-Year benchmark bond yield was used (this change reflects the marketplace change and significant lack of issuance for 30 year maturities). For the portion of the assets that are invested actively with investment managers, an additional return expectation is included to recognize each manager’s target anticipated long-term value added above the index return. We note that actual added value over the past periods has, in aggregate, been substantially in excess of this amount. The weighted average of the returns determined for each portion of the fund becomes the return on assets assumption (rounded to the nearest 0.25%).
     The projected pension benefits obligation and fair value of plan assets for pension plans with accumulated benefits obligations in excess of plan assets were as follows:

	Pension benefits
December 31	2005	2004	2003

Projected benefits obligation	$3,409	$3,049	$2,734
Fair value of plan assets	2,684	2,273	1,857

Unfunded status	$(725)	$(776)	$(877)

     The composite health care cost trend rate used in measuring post-retirement benefits other than pensions was assumed to begin at 7.0 per cent, gradually declining to 4.0 per cent by 2014 and remaining at that level thereafter.
     A one per cent change in the assumed composite health care cost trend rate would have the following effects:

	Post-retirement benefits
	other than pensions
	1% Increase	1% Decrease

Effect on accumulated benefits obligation	$159	$(121)
Effect on net periodic expense	12	(9)

     Note 11. Asset retirement obligation
     The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans, which, in some cases, may require significant research and development to identify preferred methods for such plans which are economically sound and which, in many cases, may not be implemented for several decades. We have continued to utilize appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which we operate. Typical closure and progressive rehabilitation activities include, where applicable, demolition of buildings, removal of underground equipment, sealing of mine openings, treatment to reduce or prevent acid generation from stockpiled waste materials such as tailings, general clean-up activities aimed at returning the area to an environmentally acceptable condition, and post-closure care and maintenance.
     Although the ultimate amount to be incurred is uncertain, the total amount for asset retirement obligations in respect of worldwide operations, to be paid primarily after cessation of operations, is estimated to be approximately $1.1 billion at December 31, 2005 on an undiscounted basis. The estimate of the total liability for asset retirement obligations has been developed from independent environmental studies including an evaluation of, among other factors, currently available information with respect to closure plans and closure alternatives, the anticipated method and extent of site restoration using current costs and existing technology, and compliance with presently enacted laws, regulations and existing industry standards. The total liability represents estimated expenditures associated with closure, progressive rehabilitation and post-closure care and maintenance.
     Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value assuming credit-adjusted risk-free interest rates which ranged from four per cent to eight per cent for the corresponding time periods over which these costs would be incurred. Due to the nature of our closure plans, the timing of such cash expenditures is expected to occur over a significant period of time being from one year for plans which are already in progress and over 100 years for the longest plan. The following table shows the movement in the liability for asset retirement obligations.

Year ended December 31	2005	2004	2003

Obligation at beginning of year	$174	$149	$127
Accretion expense	8	8	6
Liabilities settled	(5)	(5)	(6)
Revisions in estimated cash flows	(6)	22	22

Obligation at end of year	171	174	149
Current portion of asset retirement obligations	(3)	(3)	(8)

	$168	$171	$141

     As of December 31, 2005, we had outstanding letters of credit in the amount of $23 million to secure a portion of our closure costs related to the closure of three mines in Ontario. These letters of credit have a term of one year and will automatically renew without any action by either Inco or the counterparty until the earlier of (i) Inco having complied with the terms of the certified closure plans or (ii) funds from such letters of credit being utilized by the government authority responsible for overseeing such closure plans, to perform rehabilitation work if we did not meet the requirements with respect to such closure plans. We are required to submit annual updates on changes to the closure plans, including any decommissioning and rehabilitation work completed during the previous year.
     In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial condition due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.
     Note 12. Girardin Act financing
     On December 30, 2004, we entered into agreements covering the Girardin Act tax-advantaged lease financing program (“Girardin Financing”) sponsored by the French Government for the Company’s nickel-cobalt project in New Caledonia. The Girardin Financing is subject to a ruling issued by the French Minister of Economy, Finance and Industry (the “Ruling”). The Ruling provides that certain investors who are French qualified investors under the Girardin Financing (“Tax Investors”) may utilize certain tax deductions in connection with assets representing a portion of the Goro nickel-cobalt project’s processing plant which are financed by the Girardin Financing (“Girardin Assets”). The Ruling requires that Goro Nickel S.A.S. (“Goro”), our subsidiary, and Inco, satisfy certain conditions, including operating the Goro nickel-cobalt project for a minimum of five years.
     As part of the Girardin Financing, a special purpose entity (“SPE”), a variable interest entity, was formed by the Tax Investors to finance the purchase, construction and installation of the Girardin Assets. As we are the primary beneficiary of the SPE, our consolidated accounts include the accounts of the SPE. The purchase, construction and installation of the Girardin Assets by the SPE is funded by a combination of (a) non-refundable loans (“Tax Advances”) provided by the Tax Investors pursuant to a tax loan agreement (“Tax Loan Agreement”) between the Tax Investors and the SPE, and (b) loans provided to the SPE by a subsidiary of ours pursuant to a loan agreement (“Loan Agreement”).
     Under a construction agreement between the SPE and Goro (“Construction Agreement”), Goro has been appointed the construction agent on behalf of the SPE and is responsible for the purchase, construction, installation and commissioning of the Girardin Assets. The costs for the construction, installation and commissioning of the Girardin Assets total approximately $500 million and are payable in three instalments. In the event of a cost overrun, a fourth instalment would be made to Goro with the additional funds provided pursuant to the Loan Agreement. Goro is required to give notice of substantial completion of the Girardin Assets to the SPE by December 31, 2008 or such later date as may be approved by the French tax authorities. Upon such substantial completion, the SPE will lease the Girardin Assets to Goro under an agreement between the SPE and Goro (“Lease Agreement”). While the term of the Lease Agreement is twelve years, the related agreements covering the Girardin Financing extend certain call and put options to Goro and the SPE, respectively, covering both the Girardin Assets and the ownership interests in the SPE whereby, assuming no default by Goro under the arrangements covering the Girardin Financing, one of these options is expected to be exercised after five years, resulting in the termination of the Lease Agreement and the ownership of the Girardin Assets reverting to Goro.
     The Construction Agreement and the Lease Agreement contain certain events of default and termination rights for the benefit of the SPE, including the failure of Goro to meet certain terms and conditions of the Ruling. Following any termination of the Lease Agreement, (1) certain termination compensation could be payable by Goro to the Tax Investors pursuant to the Add-Back Indemnity (as defined below) and (2) Goro would be required to either (a) repay the entire then outstanding amount drawn under the Loan Agreement or (b) assume all of the SPE’s obligations under the Loan Agreement. Upon the occurrence of such events, Goro would continue to have the right to use the Girardin Assets, with the SPE retaining ownership thereof until all termination compensation due by Goro under the Lease Agreement is paid. In addition, each of the Lease Agreement and the Construction Agreement provides that Goro must indemnify the SPE and the Tax Investors with respect to (1) the Add-Back Indemnity (as defined below), (2) increased taxes incurred by the SPE or Tax Investors in respect of certain changes in tax laws or the imposition of certain unanticipated taxes in New Caledonia and (3) operational losses incurred by the SPE or Tax Investors arising out of third party claims in their capacity as owners of the Girardin Assets. In the event of a termination of the Construction Agreement or the Lease Agreement or in the event that the Tax Investors exercise their put option upon the occurrence of certain material adverse environmental events relating to Goro prior to the fifth anniversary of substantial completion of the Goro project, it is possible that the Tax Investors could lose their tax deductions in respect of the Girardin Assets, thereby triggering an indemnity whereby Goro would be required to reimburse the Tax Investors for the denial or reversal of their tax deductions under the Girardin Financing by the French tax authorities and for any interest and penalties levied thereon by such authorities (the “Add-Back Indemnity”). In connection with any termination event, the Tax Investors will receive certain priorities relating to Goro’s assets over other creditors.
     Cumulative to December 31, 2005, the Tax Investors provided $90 million in Tax Advances. It is currently estimated that such Tax Advances will total $148 million, before fees to be paid to the Tax Investors, with the balance of the Girardin Financing to be provided under the Loan Agreement. The SPE expects to receive the balance of the Tax Advances in December 2006 pursuant to the terms of the Tax Loan Agreement. Of the remaining Tax Advances to be made in 2006, approximately 65 per cent of these amounts have been committed by the Tax Investors, with the balance expected to be placed with additional investors. Tax Advances are initially shown in deferred credits as the advances represent government assistance in the form of a forgivable loan. The Tax Advances are then reclassified from deferred credits to property, plant and equipment as they are expended on the project on a prorated basis.
     Included in Other Deferred Credits of $131 million is $58 million in respect of the Girardin Financing.
     Note 13. Convertible debt
     Changes in the equity component of convertible debt were as follows:

			Subordinated
	LYON	Convertible	Convertible
	Notes (a)	Debentures (b)	Debentures (b)	Total
	(Restated)	(Restated)	(Restated)	(Restated)

December 31, 2002	$148	$—	$—	$148
Convertible debt issued	—	148	122	270

December 31, 2003 and December 31, 2004	148	148	122	418
Tendered for conversion	(56)	—	—	(56)

December 31, 2005	$92	$148	$122	$362

     (a) On March 29, 2001, we issued and sold, on a bought deal basis, zero-coupon convertible notes (“LYON Notes”), representing an aggregate amount payable at maturity of $438 million, which are due and payable March 29, 2021, for net cash proceeds of $226 million. No interest is payable on the LYON Notes prior to maturity except in connection with any term or condition where the holder receives the then accreted value of the LYON Notes.

     The LYON Notes are convertible, at the option of the holder, at any time on or prior to their maturity date into Common Shares at a fixed conversion rate of 26.5530 Common Shares per LYON Note, representing an initial conversion price of $19.76 per share, with such conversion rate and price being subject to certain anti-dilution adjustment provisions. Holders of LYON Notes also have a special conversion right, exercisable on March 29 in 2007, 2011 and 2016, giving such holders the right to convert the then accreted value of their LYON Notes into Common Shares based upon the then market price for such shares. The LYON Notes are also subject to redemption at our option on or after March 29, 2007 at their then accreted value.
     We have the right, subject to certain conditions, in connection with the exercise by a holder of such conversion or special conversion rights, to pay such holders cash, in whole or in part, in lieu of Common Shares. We also have the right, subject to certain conditions, in connection with any redemption or certain purchases of the LYON Notes, to pay the redemption or purchase price in Common Shares, based upon the then market price thereof, or in cash or any combination of Common Shares and cash. We are required to offer to purchase the LYON Notes if there is a change in control of Inco, as defined in the Trust Indenture dated as of March 29, 2001 between Inco and The Bank of New York, as Trustee, occurring before March 29, 2007.
     In 2004 and prior years, the LYON Notes were not dilutive for purposes of calculating diluted earnings per share based on our right to and then current intention that we would eventually meet the redemption and conversion terms of these LYON Notes in cash.
     During 2005, LYON Notes representing approximately, $163 million aggregate principal amount were tendered for conversion. At our option, we elected to settle a portion of the obligations in respect of these notes in accordance with their terms for cash in lieu of shares in the amount of $76 million. The difference between the cash settlement price of $76 million and the book value of $41 million represents a charge of $35 million. For accounting purposes, the LYON notes are bifurcated between debt and equity, the equity portion representing the value of the holders’ conversion options. Consequently, the charge of $35 million has been bifurcated between earnings and a direct charge to retained earnings. The split is a charge to earnings of $9 million and a charge to retained earnings of $26 million. The remainder of the LYON Notes tendered for conversion were, at our option, settled in shares with no impact on net earnings.
     (b) In March 2003, we issued and sold in concurrent private offerings (i) $273 million amount payable at maturity of Convertible Debentures due March 14, 2023 (“Convertible Debentures”), representing $249 million in gross proceeds to us, and (ii) $227 million aggregate principal amount of Subordinated Convertible Debentures due March 14, 2052 (“Subordinated Convertible Debentures”). The total combined gross proceeds were $476 million from these two issues of convertible debt securities and the net cash proceeds were $470 million after deduction of commissions and other after-tax expenses. The Convertible Debentures and Subordinated Convertible Debentures pay a cash coupon of 1.0943 per cent and 3.5 per cent, respectively.
     The Convertible Debentures and the Subordinated Convertible Debentures are convertible at the option of the holders into Common Shares at the conversion rates referred to below, subject to certain anti-dilution adjustment provisions, only in the following circumstances: (i) if our Common Share price, calculated over a specified period, has exceeded 120 per cent of the effective conversion price of the Convertible Debentures or the Subordinated Convertible Debentures, as applicable; (ii) if the trading price of the Convertible Debentures or the Subordinated Convertible Debentures, as applicable, over a specified period has fallen below 95 per cent of the amount equal to our then prevailing Common Share price times the applicable conversion rate; (iii) if we were to call the Convertible Debentures or the Subordinated Convertible Debentures, as applicable, for redemption; or (iv) if certain specified corporate events were to occur. Each Convertible Debenture will be convertible into 31.9354 Common Shares, representing an initial conversion price of approximately $28.61 per Common Share, and each Subordinated Convertible Debenture will be convertible into 38.4423 Common Shares, representing a conversion price of approximately $26.01 per Common Share.
     Holders of the Convertible Debentures have the right to have us redeem these debentures at their issue price plus accrued interest on March 14 in each of 2010, 2014 and 2018. We have the right to redeem the Convertible Debentures at any time on or after March 19, 2010. We have the right to redeem the Subordinated Convertible Debentures on or after March 19, 2008 if our Common Shares trade over a specified period above 125 per cent of the conversion price for these securities. Holders of the Subordinated Convertible Debentures have no right to require us to redeem these subordinated securities. In meeting the conversion, redemption, payment at maturity and other related terms of these convertible debt securities, we have the right, at our option, to satisfy these obligations in cash, Common Shares or any combination thereof.
     In the case of the Convertible Debentures, these securities rank equally and rateably with all of our existing and future unsecured and unsubordinated indebtedness. The Subordinated Convertible Debentures are subordinated to all of our senior indebtedness, which includes, among other obligations, all of our existing and future unsecured and unsubordinated indebtedness.

     Effective January 1, 2005, on a retroactive basis, we adopted revisions to CICA Section 3860, Financial Instruments – Disclosure and Presentation (See Note 2).
     Note 14. Preferred shares
     On March 28, 2003, we announced that we would exercise our optional right to redeem all of our issued and outstanding Preferred Shares Series E having a $472 million aggregate liquidation preference and which were subject to mandatory redemption in 2006, with such redemption to be effective May 1, 2003. Pursuant to their terms, we redeemed the Preferred Shares Series E by paying the optional redemption price of $51.10 per share plus all accrued and unpaid dividends to the May 1, 2003 redemption date. Holders of the Preferred Shares Series E had the right to convert their shares into Common Shares at a fixed conversion rate of 1.19474 Common Shares for each Preferred Share Series E held at any time prior to the May 1, 2003 redemption date. The conversion rate represented an effective conversion price of $41.85 per Common Share. The total aggregate redemption price for the Preferred Shares Series E was $487 million, including a redemption premium of $11 million based upon the $50 issue price per Preferred Share Series E and $4 million in accrued dividends.
     Changes in the Preferred Shares Series E were as follows:

	Number
	of shares	Amount

December 31, 2002	9,439,600	$472
Shares converted to Common Shares	(1,193)	—
Shares redeemed	(9,438,407)	(472)

December 31, 2003, December 31, 2004 and December 31, 2005	—	$—

     Note 15. Warrants
     On December 14, 2000, we issued warrants upon the redemption of our Class VBN Shares. Each Common Share purchase warrant (a “Warrant”) has an exercise price, for each whole Warrant, of Cdn.$30.00 (or the equivalent in U.S. dollars) for the purchase of one Common Share at any time on or before August 21, 2006. The exercise price and/or the number and kind of securities issuable on the exercise of the Warrants are subject to adjustment in certain events, as set forth in the Warrant Agreement dated as of December 1, 2000 among Inco Limited, CIBC Mellon Trust Company and Chase Mellon Shareholder Services, LLC, as Canadian and U.S. Warrant Agents, respectively, covering the issuance of the Warrants. These adjustments include, among others, certain changes in our capital structure such as any subdivision or consolidation of Common Shares, stock dividends or other distributions, the consolidation, amalgamation or merger of Inco with another company, or the transfer of all or substantially all of our assets.
     Changes in the Warrants were as follows:

	Number
	of Warrants	Amount

December 31, 2002	11,023,497	$62
Warrants issued	416	—
Warrants exercised	(849)	—

December 31, 2003	11,023,064	62
Warrants issued	1,878	—
Warrants exercised	(2,184)	—

December 31, 2004	11,022,758	62
Warrants issued	186	—
Warrants exercised	(6,927)	—

December 31, 2005	11,016,017	$62

     Note 16. Common shares
     We are authorized to issue an unlimited number of Common Shares without nominal or par value.
     Changes in the Common Shares were as follows:

	Number
	of shares	Amount

December 31, 2002	183,238,351	$2,771
Options exercised	3,130,556	68
Shares issued under incentive plans	40,249	1
Shares issued on conversion of Preferred Shares Series E	1,424	—
Shares issued upon exercise of former Diamond Fields’ stock options	485,471	17
Shares issued on conversion of debentures	18,965	1
Shares issued on exercise of Warrants	849	—

December 31, 2003	186,915,865	2,858
Options exercised	1,175,525	31
Shares issued under incentive plans	39,865	1
Shares issued on exercise of Warrants	2,184	—
Transfer from contributed surplus in respect of options exercised	—	1

December 31, 2004	188,133,439	2,891
Options exercised	1,477,969	40
Shares issued under incentive plans	61,698	2
Shares issued on exercise of Warrants	6,927	—
Shares issued on conversion of LYON Notes	2,557,361	59
Transfer from contributed surplus in respect of options exercised	—	5
Transfer from accrued liabilities in respect of stock appreciation rights exercised	—	3

December 31, 2005	192,237,394	$3,000

     In September 1998, our Board of Directors, given the expiration of a shareholder rights plan which had been implemented in October 1988, adopted a new shareholder rights plan that took effect on October 3, 1998. This new plan, set forth in a Rights Plan Agreement entered into between Inco Limited and CIBC Mellon Trust Company, as Rights Agent, is designed to (i) encourage the fair and equal treatment of shareholders in connection with any take-over offer for Inco by providing them with more time than the minimum statutory period during which such bid must remain open in order to fully consider their options, and (ii) provide the Board of Directors with additional time, if appropriate, to pursue other alternatives to maximize shareholder value.
     The new plan, amended in certain respects by the Board of Directors in February 1999, was approved by shareholders at the 1999 Annual and Special Meeting of Shareholders and was recently reconfirmed by the shareholders at the 2005 Annual and Special Meeting and will remain in effect until October 2008. The following represents a summary of some of the key terms of the plan.
     The rights issued under the plan will attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. Certificates evidencing Common Shares will be legended to reflect that they evidence the rights until the Separation Time (as defined below). Holders of the Convertible Debentures, Subordinated Convertible Debentures and LYON Notes and the certificates of entitlement attached thereto (which entitle their holders to receive rights in the event that the related security is converted into Common Shares) will generally be entitled to receive, upon conversion of the relevant security and presentment of the certificate of entitlement, respectively, rights in an amount equal to the number of Common Shares issued upon conversion of such securities.
     The rights will separate from the Common Shares (“Separation Time”) and be transferable, trade separately from the Common Shares and become exercisable only when a person, including any party acting jointly or in concert with such person, acquires, or announces its intention to acquire, beneficial ownership of 20 per cent or more of (i) the then outstanding Voting Securities, or (ii) the then outstanding Common Shares alone, in either case without complying with the “permitted bid” provisions of the plan (as summarized below), or without the approval of the Board of Directors. Should such an acquisition occur, each right would entitle its holder, other than the acquiring person or persons related to or acting jointly or in concert with such person, to purchase additional Common Shares at a 50 per cent discount to the then current market price. The acquisition by any person (an “Acquiring Person”) of

20 per cent or more of the Common Shares or Voting Securities, other than by way of a permitted bid, is referred to as a “Flip-in-Event”. Any rights held by an Acquiring Person will become void upon the occurrence of a Flip-in-Event.
     A “permitted bid” is a bid made to all holders of the outstanding Voting Securities that is open for at least 60 days. If, at the end of such 60-day period, more than 50 per cent of the then outstanding Common Shares, other than those securities owned by the party making the bid and certain related persons, have been tendered, such party may take up and pay for the Common Shares but must extend the bid for a further 10 business days to allow other shareholders to tender, thus providing shareholders who had not tendered to the bid with enough time to tender to the bid once it is clear that a majority of Common Shares have been tendered.
     Under this plan, we can (i) waive our application to enable a particular takeover bid to proceed, in which case the plan will be deemed to have been waived with respect to any other takeover bid made prior to the expiry of any bid subject to such waiver or (ii) with the prior approval of the holders of Voting Securities or rights, redeem the rights for nominal consideration at any time prior to a Flip-in-Event.
     Note 17. Stock compensation plans
     The stock option plans authorize the granting of options to key employees to purchase Common Shares at prices not less than 100 per cent of their market value on the day the option is granted. The 2005 employee plan, which will replace the 2001 employee plan, has a term of five years and authorizes the granting of options to purchase up to 6,000,000 Common Shares. A Non-Employee Director Share Option Plan, which came into effect in April 2002 and has a term of five years, authorized the granting of options to the non-employee members of our Board of Directors to purchase up to 300,000 Common Shares. In February 2004, our Board of Directors suspended the operation of this plan. The stock option plans provide that no shares subject to any options granted shall be purchasable after 10 years from the date of grant and also include an anti-dilution provision to protect the option holder in the event of stock splits or other significant capital changes.
     At December 31, 2005, outstanding options for 799,300 Common Shares also carry share appreciation rights (“SARs”). These SARs entitle an optionee, in lieu of exercising an option to purchase Common Shares, to surrender all or a portion of the related option in exchange for an amount equal to the difference between the then market price per share and the exercise price per share specified in the stock option, multiplied by the number of shares covered by the stock option, or portion thereof so surrendered. We may elect to deliver Common Shares, cash, or a combination of Common Shares and cash, equal in value to such difference. Compensation expense in respect of SARs for the years 2005, 2004 and 2003 was $8 million, $(3) million and $36 million, respectively.
     One-half of stock options granted are exercisable on or after six months from the grant date, with the remaining options exercisable on or after 18 months from the grant date.
     Pursuant to our mid-term incentive plans (MTIPs), awards in the form of Common Shares are made to certain key employees subject to transfer, sale and encumbrance restrictions for a three-year period from the date of the award. In the year ended December 31, 2005, 61,698 Common Shares were awarded in respect of MTIPs (2004 – 39,865; 2003 – 40,249).
     Changes in Common Share options outstanding are summarized as follows:

	Number of Common Shares
Year ended December 31	2005	2004	2003

Outstanding at beginning of year	4,082,030	4,572,605	7,476,506
Options granted	1,059,750	1,047,500	1,155,000
Options exercised	(1,938,769)	(1,251,325)	(3,867,151)
Options terminated	(86,750)	(286,750)	(191,750)

Outstanding at end of year	3,116,261	4,082,030	4,572,605

Available for grant at December 31	7,973,950	2,792,750	3,785,000

Exercisable at December 31	2,606,635	3,540,780	3,954,107

     Changes in the weighted-average exercise price of Common Share options are summarized as follows:

	Weighted-average exercise price

Year ended December 31	2005	2004	2003

Outstanding at beginning of year	$26.45	$23.43	$21.42
Options granted	39.67	36.40	20.90
Options exercised	(26.06)	(23.63)	(18.63)
Options terminated	(33.81)	(26.91)	(26.74)

Outstanding at end of year	$30.98	$26.45	$23.43

     The following table summarizes information about Common Share options outstanding at December 31, 2005.
     The following table summarizes information about Common Share options outstanding at December 31, 2005.

Common Share Options Outstanding			Common Share Options Exercisable

	Number	Weighted-average		Number
Range of	outstanding	remaining		exercisable
exercise	at December	contractual life	Weighted-average	at December	Weighted-average
prices	31, 2005	(years)	exercise price	31, 2005	exercise price

$11-16	138,350	2.6	$13.49	138,350	$13.49
17-19	492,750	5.0	17.66	492,750	17.66
20-22	445,700	7.1	20.76	445,700	20.76
32-35	311,286	1.0	34.01	311,286	34.01
36-37	739,300	8.1	36.40	739,300	36.40
39-41	988,875	9.1	39.67	479,249	39.67

$11-41	3,116,261	6.8	$30.98	2,606,635	$29.28

     The expiration dates of Common Share options outstanding at December 31, 2005 ranged from June 3, 2006 to February 21, 2015. At December 31, 2005, there were 633 employees participating in the Common Share option plans.
     For 2005, an expense of $12 million (2004 – $10 million; 2003 – $3 million) was charged to earnings with an equivalent offset credited to contributed surplus to reflect the fair value of stock options granted to employees. For 2005, a transfer of $5 million (2004 – $1 million; 2003 – nil) was made from contributed surplus to common shares in respect of exercised options. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31	2005	2004	2003

Stock price at grant date	$39.67	$36.40	$20.85
Exercise price	$39.67	$36.40	$20.85
Weighted-average fair value of options granted during the year	$12.21	$10.37	$6.29
Expected life of options (years)	3.6	3.4	3.0
Expected stock price volatility	34.8%	35.0%	41.1%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	3.6%	2.5%	2.1%

     Note 18. Nature of operations and segment information
     We are a leading producer of nickel and an important producer of copper, precious metals and cobalt. Our operations consist of the finished products segment, which comprises the mining and processing operations in Ontario, Manitoba and Newfoundland and Labrador, Canada, and refining operations in the United Kingdom and interests in refining operations in Japan and other Asian countries, and the intermediates segment, which comprises the mining and processing operations in Indonesia, where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market. In addition, we hold mineral claims and licenses for the Goro nickel-cobalt project under development in the French Overseas Territory of New Caledonia and have certain mineral deposits under development at Voisey’s Bay.
     Net sales to customers by product were as follows:

Year ended December 31	2005	2004	2003

Nickel – Finished	$3,655	$3,503	$2,109
Copper	463	364	171
Precious metals	267	246	114
Cobalt	57	72	17
Other	76	93	63

	$4,518	$4,278	$2,474

     Net sales to customers include sales at market prices to affiliates in Taiwan and South Korea aggregating $738 million in 2005, $759 million in 2004 and $547 million in 2003. No single non-affiliated customer accounted for more than 10 per cent of total sales in 2005, 2004 or 2003. At December 31, 2005, accounts receivable included amounts due from affiliates of $157 million (2004 – $202 million; 2003 – $100 million).
     At December 31, 2005, we had provisionally priced sales of 57 million pounds of nickel and 21 million pounds of copper.
     Data by operating segments

	Finished products			Intermediates			Development Projects			Eliminations			Total

Year ended December 31	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
		(Restated)			(Restated)			(Restated)						(Restated)

Net sales to customers	$4,342	4,120	2,369	$176	158	105	$—	—	—	$—	—	—	$4,518	4,278	2,474
Intersegment sales	—	—	—	709	634	404	—	—	—	(709)	(634)	(404)	—	—	—

Net sales	$4,342	4,120	2,369	$885	792	509	$—	—	—	$(709)	(634)	(404)	$4,518	4,278	2,474

Earnings (loss) before income and mining taxes and minority interest by segment	$1,077	1,154	266	$382	430	190	$—	(220)	(18)	$8	(8)	(31)	$1,467	1,356	407

Expenses (income) not specifically allocable to segments:
Corporate selling, general and administrative expenses													148	128	118
Currency translation adjustments													59	85	177
Interest expense													26	36	56
Other income, net													(83)	(49)	(108)

Earnings before income and mining taxes and minority interest													$1,317	1,156	164

Depreciation and depletion	$191	186	167	$65	62	60	$—	—	—	$—	—	—	$256	248	227

Capital expenditures	$381	217	158	$108	119	45	$759	601	343	$—	—	—	$1,248	937	546

Identifiable assets at December 31	$6,586	2,793	2,496	$1,568	1,559	1,373	$2,798	5,394	4,650	$(46)	(54)	(46)	$10,906	9,692	8,473

Other assets													1,104	1,024	585

Total assets at December 31													$12,010	10,716	9,058

     Reference is made to Note 3 which discusses an asset impairment charge included above under loss before income and mining taxes and minority interest for Development Projects in 2004.
     For Development Projects, in respect of Voisey’s Bay, capital expenditures includes those expenditures incurred up to the date of achieving commercial levels of production. The balance remaining in identifiable assets for Voisey’s Bay relates to the carrying value of a portion of the mineral properties which remain in the development phase.

     Other assets, which are not allocated to operating segments, consist of corporate assets, principally cash and cash equivalents, investments, deferred charges, pension assets and certain receivables.
     Data by geographic location

	Net sales to customers			Property, plant and equipment
	Year ended December 31			at December 31

	2005	2004	2003	2005	2004	2003
					(Restated)

Canada	$231	$100	$71	$6,104	$5,637	$5,048

United States	1,434	1,353	669	21	21	22
United Kingdom	724	691	357	19	20	26
Indonesia	175	158	104	1,183	1,166	1,108
New Caledonia	—	—	—	1,081	699	800
Japan	610	618	374	18	18	19
China	617	583	379	31	25	11
Other	727	775	520	2	1	1

Total foreign	4,287	4,178	2,403	2,355	1,950	1,987

Total	$4,518	$4,278	$2,474	$8,459	$7,587	$7,035

     Net sales to customers by geographic location are based on the location in which the sale originated.
     Note 19. Financial instruments and commodities contracts
     The carrying values and fair values for all financial instruments and commodities contracts are as follows:

December 31	2005		2004		2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value

Financial assets:
Deferred charges and other assets	$245	$278	$154	$235	$100	$170
Financial liabilities:
Long-term debt including amount due within one year	1,974	2,305	1,868	2,315	1,706	2,121
Derivatives:
LME forward nickel contracts	—	9	—	16	—	30
Copper put options	—	6	—	—	—	—
Copper call options	—	(106)	—	—	—	—
Platinum put options	—	1	—	5	—	1
Platinum call options	—	(18)	—	(13)	—	(4)
Palladium fixed price swaps	—	—	—	1	—	1
Platinum fixed price swaps	—	(4)	—	(9)	—	(11)
Gold fixed price swaps	—	—	—	(2)	—	(2)
Fuel oil swaps	—	—	—	2	—	4
Forward currency contracts	6	13	14	52	—	47
Interest rate swaps	—	6	—	8	—	2

     The fair value of financial instruments at December 31 is based on relevant market information, the contractual terms of the applicable instrument or contract and, in some cases the application of a financial model. The fair value of investments, including debt securities and equity investments, is based on market prices at the reporting date for those or similar investments. The fair value of long-term debt, platinum put and call options, copper put and call options and the interest rate swaps are estimated based on market prices. The fair value of LME forward nickel, fuel oil swaps, palladium swaps, platinum swaps, gold swaps and forward currency contracts generally reflect the estimated amounts that we would receive (pay) to terminate such contracts at the reporting date, thereby taking into account the current unrealized gains or losses in respect of open contracts.
     We are exposed to credit risk in the event of non-performance by counterparties in connection with our derivative contracts. We do not obtain collateral or other security to support derivative instruments subject to credit risk but mitigate this risk by dealing only with financially sound counterparties and, accordingly, do not anticipate loss for non-performance. There is no substantial concentration of credit risk resulting from these contracts.
     We had a limited recourse liability in respect of the sale of undivided interests in certain accounts receivable in the amount of $39 million at December 31, 2005.
     The following table shows the notional amounts, average price, contract amount and fair value of our principal derivative instrument positions as at December 31, 2005:

As at December 31, 2005	2006	2007	2008	2009	Total

Metals
LME forward nickel purchase contracts[1] (tonnes)	12,462	420	—	—	12,882
Average price ($ per tonne)	12,795	10,496	—	—	12,720
Contract amount (in $ millions)	160	4	—	—	164
Fair value (in $ millions)	8	1	—	—	9

LME forward nickel sell contracts[1] (tonnes)	4,086	—	—	—	4,086
Average price ($ per tonne)	13,342	—	—	—	13,342
Contract amount (in $ millions)	55	—	—	—	55
Fair value (in $ millions)	—	—	—	—	—

COMEX forward copper sell contracts[2] (tonnes)	181	—	—	—	181
Average price ($ per tonne)	4,003	—	—	—	4,003
Contract amount (in $ millions)	1	—	—	—	1
Fair value (in $ millions)	—	—	—	—	—

Copper range forward options[2] (tonnes)	19,500	58,992	48,384	—	126,876
Average (minimum-maximum) ($ per tonne)	2,535-3,400	2,205-2,988	2,205-2,773	—	2,256-2,969
Contract amount (in $ millions)	49-66	130-177	107-134	—	286-377
Fair value (in $ millions)	(20)	(46)	(35)	—	(101)

Copper put options[2] (tonnes)	15,000	—	9,996	—	24,996
Average price ($ per tonne)	2,425	—	2,491	—	2,451
Contract amount (in $ millions)	36	—	25	—	61
Fair value (in $ millions)	1	—	—	—	1

Platinum fixed price swaps[3] (troy ounces)	12,000	—	—	—	12,000
Average price ($ per troy ounce)	651	—	—	—	651
Contract amount (in $ millions)	8	—	—	—	8
Fair value (in $ millions)	(4)	—	—	—	(4)

Platinum range forward options[3] (troy ounces)	20,009	24,174	34,644	—	78,827
Average (minimum-maximum) ($ per troy ounce)	688-802	720-823	700-808	—	703-811
Contract amount (in $ millions)	14-16	17-20	24-28	—	55-64
Fair value (in $ millions)	(4)	(5)	(8)	—	(17)

Fuel oil swaps[4] (tonnes)	32,150	—	—	—	32,150
Average price ($ per tonne)	290	—	—	—	290
Contract amount (in $ millions)	9	—	—	—	9
Fair value (in $ millions)	—	—	—	—	—

Currencies
Cdn.$ forward contracts[5] (millions)	21	—	—	—	21
Average price (U.S.$)	0.845	—	—	—	0.845
Contract amount (in $ millions)	18	—	—	—	18
Fair value (in $ millions)	—	—	—	—	—

As at December 31, 2005	2006	2007	2008	2009	Total

Aus.$ forward contracts[5] (millions)	155	45	—	—	200
Average price (U.S.$)	0.668	0.712	—	—	0.678
Contract amount (in $ millions)	102	32	—	—	134
Fair value (in $ millions)	11	1	—	—	12

Euro forward contracts[5] (millions)	86	30	—	—	116
Average price (U.S.$)	1.193	1.213	—	—	1.198
Contract amount (in $ millions)	103	36	—	—	139
Fair value (in $ millions)	1	—	—	—	1

Pounds sterling forward contracts[5] (millions)	8	1	—	—	9
Average price (U.S.$)	1.743	1.766	—	—	1.746
Contract amount (in $ millions)	14	2	—	—	16
Fair value (in $ millions)	—	—	—	—	—

Interest rate swap[6] (notional principal amount in $ millions) (maturity 2011)	—	—	—	—	200
Fair value (in $ millions)	—	—	—	—	6

(1)	In general, we do not use derivative instruments to hedge our exposure to fluctuating nickel prices. We do enter into LME forward purchase contracts which are substantially offset by fixed price customer contracts in order to more fully expose us to nickel price risk. We also enter into LME forward sales contracts to minimize nickel price risk associated with purchased nickel inventories of intermediates and finished nickel products.

(2)	We had outstanding put option contracts, giving us the right but not the obligation to sell copper, and sold call option contracts, giving the buyer the right but not the obligation to purchase copper, during the period extending to 2008. We also enter into forward sell contracts based upon quotations for copper on the COMEX Division of the New York Mercantile Exchange.

(3)	Depending on market conditions, we enter into precious metals hedging contracts. These contracts, in the form of swap contracts (whereby we simultaneously sell at a fixed price and buy the same quantities for the same maturity dates at a floating price), are intended to provide certain minimum price realizations in respect of a portion of our future production of such metals. Under these swap contracts, we receive fixed prices for platinum and pay a floating price based on monthly average spot prices. We also had outstanding put option contracts, giving us the right but not the obligation to sell platinum and sold call option contracts, giving the buyer the right but not the obligation, to purchase platinum during the same time period.

(4)	We use fuel oil swap contracts to reduce the effect of fuel oil price changes in respect of a portion of our energy requirements at PT Inco. Under the swap contracts, we pay fixed prices for fuel oil and receive a floating price based on monthly average spot price quotations.

(5)	We use forward currency contracts to eliminate the risk of exchange rate movements on a portion of our future construction costs of capital assets at our Ontario operations and the planned production facilities for the Goro project.

(6)	As at December 31, 2005, we had an outstanding interest rate swap of a notional amount of $200 million on our term loan due 2011, whereby we initially receive a floating rate at 0.875 per cent over 3-month LIBOR and pay a fixed rate of 5.098 per cent.
     During 2005, we terminated our interest rates swaps in respect of our 7.75% Notes due 2012 and our 5.70% Debentures due 2015. The termination of these swaps resulted in payments to us totalling approximately $23 million which is included in cash from financing activities on our consolidated statement of cash flows under “Financing activities — Other”. For accounting purposes, the gain realized from the termination of these swaps will be amortized over the respective remaining terms of the related debt instruments.

Note 20. Commitments and contingencies
     (a) Commitments
     The following table summarizes as of December 31, 2005 certain of our long-term contractual obligations and commercial commitments for each of the next five years and thereafter:

			Payments due in

	2006	2007	2008	2009	2010	Thereafter

Purchase obligations (1)	$1,081	$282	$204	$215	$9	$24
Operating leases	33	24	12	5	3	6
Other	2	3	3	3	7	81

Total	$1,116	$309	$219	$223	$19	$111

(1)	These purchase obligations largely relate to the Goro project with the balance comprising routine orders to purchase goods and services at current operating locations.
     In connection with our 1996 acquisition of Diamond Fields Resources Inc., we assumed an obligation to pay to a company retained by Diamond Field Resources Inc. to provide certain exploration and other services an annual royalty amounting to three per cent of the net proceeds received from the sale of ores, metals and other minerals produced from our Voisey’s Bay project, after deducting certain costs associated with the production and sale of the ores, metals and minerals produced. We have not paid any such royalty amounts in 2005.
(b) Contingencies
     In the course of our operations, we are subject to routine claims and litigation incidental to our business, to various environmental proceedings, and to other litigation related to such business. With respect to the environmental proceedings currently pending or threatened against us, they include (1) a proceeding brought under the Ontario class action legislation covering claims relating to the alleged decline in property values in a community where we had operated a nickel refinery over the 1918 – 1984 period, (2) claims for personal injuries, (3) enforcement actions, (4) alleged violations of, including exceeding regulatory limits relating to discharges under, certain environmental or similar laws and regulations applicable to our operations in Canada and elsewhere and (5) certain claims dating back a number of years in which one of our subsidiaries was designated, under the United States federal environmental law known as “Superfund” or “CERCLA”, as a potentially responsible party. We believe that the ultimate resolution of such proceedings, claims and litigation will not significantly impair our operations or have a material adverse effect on our financial position or results of operations.
     In connection with the Girardin Financing described under Note 12, we provided certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of $100 million (“Maximum Amount”) in connection with the Add-Back Indemnity. We also provided an additional guarantee covering the payments due from Goro of (a) amounts exceeding the Maximum Amount in connection with the Add-Back Indemnity and (b) certain other amounts payable by Goro under the Lease Agreement covering the Girardin Assets.
     We provided a guarantee covering certain termination payments due from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA, the termination payment could reach up to an amount of 145 million euros. This maximum amount could be payable if termination of the ESA occurred prior to the anticipated start date for supply of electricity to the project. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

     Note 21. Supplemental information
     Supplemental information in connection with the Consolidated Statement of Cash Flows follows:

Year ended December 31	2005	2004	2003

Interest paid, net of capitalized interest	$10	$25	$48

Income and mining taxes paid, net	$572	$94	$120

Cash	$342	$240	$42
Cash equivalents	616	836	376

Cash and cash equivalents	$958	$1,076	$418

     Note 22. Sale of Interests in Goro Nickel S.A.S. (“Goro Nickel”)
     (a) For 2005, minority interest included a recovery in respect of Goro Nickel of $25 million, reflecting the recovery of losses previously taken by us due to insufficient minority interest balances existing in 2004 to absorb the share by the minority interest of the previously recorded impairment charge associated with the Goro project in the second quarter of 2004.
     (b) On February 18, 2005, a company formed by the three provinces of New Caledonia, Société de Participation Minière du Sud Calédonien S.A.S. (“SPMSC”), acquired all of the shares of Goro Nickel, the project company for our Goro project, then held by a subsidiary of a French government agency, Bureau des Recherches Géologiques et Minières. These shares represented, after the capitalization by Goro Nickel of certain shareholder advances as of February 18, 2005, approximately a 9.71 per cent ownership interest in Goro Nickel. At the same time, we sold shares in Goro Nickel to SPMSC representing approximately a 0.29 per cent interest such that SPMSC would own, as of February 18, 2005, approximately a 10 per cent ownership interest in Goro Nickel. SPMSC also entered into a shareholders agreement (the “SPMSC Shareholders Agreement”) with us on February 18, 2005 setting forth its rights and obligations as a shareholder in Goro Nickel. Under the SPMSC Shareholders Agreement, SPMSC has the right, but not the obligation, to make capital contributions on a pro rata basis as required to meet the funding requirements of Goro Nickel until such time as the Goro project meets certain minimum commercial production and related performance tests (the “SPMSC Threshold Performance Tests”). If SPMSC does not make such capital contributions, then Inco has agreed to provide such capital contributions in addition to its own pro rata contributions, subject to certain limitations, and SPMSC would, accordingly, suffer dilution of its ownership interest, with the dilution formula to be subject to a penalty if SPMSC’s interest by virtue of dilution were to fall below five per cent. Once the SPMSC Threshold Performance Tests are met, to the extent that SPMSC has elected not to make its pro rata capital contributions and, accordingly, has suffered dilution of its interest in Goro Nickel, SPMSC has under the SPMSC Shareholders Agreement agreed to purchase from Inco, based upon the price paid by Inco for such shares plus interest thereon based upon a formula tied to Inco’s then applicable long-term weighted average cost of capital, a sufficient number of shares such that SPMSC will then hold a 10 per cent ownership interest in Goro Nickel. SPMSC has through the end of 2005 elected not to make any such pro rata capital contributions as and when required by Goro Nickel.
     On April 8, 2005 Sumitomo Metal Mining Co., Ltd. (“Sumitomo Metal Mining”) and Mitsui & Co., Ltd. (“Mitsui”), through a jointly owned company they formed, Sumic Nickel Netherlands B.V. (“Sumic Nickel”), acquired a 21 per cent ownership interest in Goro Nickel. Under the terms of a share purchase agreement entered into with us covering this transaction, Sumitomo Metal Mining and Mitsui paid to us in total $150 million for the 21 per cent interest. This amount included their pro rata share of certain project capital and other expenditures made since we announced our initial decision in July 2001 to proceed with the Goro project and certain advances made by us to fund the project. Under the terms of a shareholders agreement entered into as of April 8, 2005 (the “Sumic Shareholders Agreement”), setting forth the rights and obligations Sumic Nickel (and Sumitomo Metal Mining and Mitsui) would have as a shareholder in Goro Nickel, including the right to elect two directors to the board of directors of Goro Nickel so long as Sumic Nickel holds at least a 16 per cent ownership interest in Goro Nickel and the right to elect one director so long as it holds at least an eight per cent ownership interest, Sumic Nickel is also obligated to make capital contributions on a pro rata basis, subject to certain limitations and adjustments tied to the actual capital cost of the project, as required to meet the funding requirements of Goro Nickel until such time as the Goro project meets certain minimum commercial production and related performance tests (the “Sumic Threshold Performance Tests”). If Sumic Nickel does not make such capital contributions, it will suffer dilution of its ownership interest based upon a penalty dilution formula. If the capital cost of the Goro project exceeds a threshold above the current capital cost estimate prior to when the Sumic Threshold Performance Tests are met, then Sumic Nickel will not have any obligation to provide capital contributions to meet the Goro project’s funding requirements and we would, subject to certain terms and conditions under the Sumic Shareholders Agreement, be required to provide certain funding to meet such requirements, up to a specified level, in the form of interest-bearing debt repayable by Goro Nickel. In addition, under the Sumic Shareholders Agreement, Sumic Nickel has the right to participate on a pro rata basis in any future expansion of the Goro project and also has certain rights to approve certain expenditures and other actions relating to Goro Nickel or the Goro project that would be outside the currently planned scope and operation of the project. As of April 8, 2005, we, Sumic Nickel, Sumitomo Metal Mining and Mitsui also entered into an operations agreement which sets forth Goro Nickel’s role and responsibilities as the operator of the Goro project and its financial and other reporting obligations to its shareholders and a product offtake agreement was also executed under which Sumic Nickel has the right and obligation to purchase its pro rata share of Goro’s production of nickel product and cobalt product based on its ownership interest in Goro Nickel, with a subsidiary of ours under a separate product offtake agreement having the right and obligation to purchase all of Goro Nickel’s production not purchased by Sumic Nickel (which would currently represent 79 per cent of such eventual production).
     The transaction with Sumitomo Metal Mining, Mitsui and Sumic Nickel, which had no significant effect on our net earnings for 2005, was substantially completed as of March 31, 2005 and, accordingly, the sale of 21 per cent of Goro Nickel was recorded in the period ended March 31, 2005. At December 31, 2005, as a result of SPMSC’s election not to make any pro rata capital contributions, the shares of Goro Nickel were held approximately 71 per cent by Inco Limited, 21 per cent by Sumic Nickel and approximately nine per cent by SPMSC.
     Note 23. Outstanding offer to purchase Falconbridge Limited
     Inco Limited announced on October 11, 2005 an offer to purchase all the outstanding common shares of Falconbridge Limited (“Falconbridge”) by way of a friendly take-over bid. On October 24, 2005 Inco mailed its offer to purchase to Falconbridge common shareholders and related take-over bid circular (“Offer Documents”). Inco has offered Cdn. $34.00 in cash or 0.6713 of an Inco Common Share plus Cdn. $0.05 in cash for each Falconbridge common share. Under the terms of this offer, the maximum amount of cash to be paid by us is approximately Cdn. $2.87 billion, and the maximum number of our common shares to be issued is approximately 201 million. The consideration payable under the offer will be prorated as necessary to ensure that the total aggregate consideration will not exceed these maximum amounts. The offer is subject to certain conditions of completion, including receipt of all necessary regulatory clearances and acceptance of the offer by Falconbridge common shareholders owning not less than 66 2/3% of the Falconbridge common shares on a fully diluted basis (as defined in the Offer Documents). Once the conditions to the offer have been met (or waived by Inco) and Inco has taken up and paid for at least 66 2/3% of Falconbridge’s common shares as described in the Offer Documents, Inco currently expects, but is not required, to take certain steps to acquire all of the remaining outstanding Falconbridge common shares.
     On December 8, 2005 we announced that our offer to purchase all of the common shares of Falconbridge would remain open for acceptance until January 27, 2006 to allow more time for the receipt of all necessary regulatory clearances. On January 12, 2006 we announced a further extension to keep our offer open until February 28, 2006 and on February 21, 2006 we announced a third extension to keep our offer open until June 30, 2006. These extensions were required to allow more time to meet one of the conditions of our offer, the receipt of all necessary regulatory clearances.
     Reference should also be made to Note 9 for information on the definitive loan agreements we have entered into relating to the financing of the cash portion of our offer.

     Note 24. Significant differences between Canadian and United States GAAP
     Our consolidated financial statements are prepared in accordance with Canadian GAAP. The significant differences between Canadian and United States GAAP, insofar as they affect our consolidated financial statements are discussed below.
     The following table reconciles results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Net earnings – Canadian GAAP	$836	$619	$146
Increased post-retirement benefits expense (a)	(64)	(53)	(45)
Currency translation losses (b)	(62)	(89)	(219)
Increased intangible assets amortization expense (c)	—	—	(2)
Increased research and development expense (d)	(47)	(17)	(5)
Decreased (increased) exploration expense (e)	(8)	1	(4)
Decreased asset impairment charges (f)	—	11	—
Increased interest expense (g)	(23)	(14)	(13)
Cash settlement of LYON Notes tendered for conversion (g)	(26)	—	—
Unrealized net gain (loss) on derivative instruments (h)	(17)	5	(1)
Increased income and mining tax expense (i)	—	—	(15)
Decreased (increased) minority interest (d) (e) (f)	9	(8)	1
Taxes on United States GAAP differences	30	22	28

Net earnings (loss) before cumulative effect of a change in accounting principle – United States GAAP	628	477	(129)
Cumulative effect of a change in accounting principle (j)	—	—	(17)

Net earnings (loss) – United States GAAP	$628	$477	$(146)

Other comprehensive income (loss) (l):
Reclassification of net gain on derivatives designated as cash flow hedges (h)	(15)	(6)	(21)
Reclassification to earnings of net gain on derivatives due to ineffectiveness (h)	—	(9)	(8)
Changes in fair value of derivatives designated as cash flow hedges (h)	(97)	25	5
Unrealized gains on long-term investments (k)	7	11	68
Long-term investments reclassifications (k)	(54)	—	(18)
Minimum additional pension liability adjustment (a)	(71)	(53)	(76)
Taxes on other comprehensive income (loss)	79	(8)	49

Other comprehensive loss – United States GAAP (l)	(151)	(40)	(1)

Comprehensive income (loss) – United States GAAP (l)	$477	$437	$(147)

Net earnings (loss) per share – Basic (m)
Net earnings (loss) per share before cumulative effect of a change in accounting principle – United States GAAP	$3.32	$2.54	$(0.82)
Cumulative effect of a change in accounting principle (j)	—	—	(0.09)

Net earnings (loss) per share – Basic (m)	$3.32	$2.54	$(0.91)

Net earnings (loss) per share – Diluted (m)
Net earnings (loss) per share before cumulative effect of a change in accounting principle – United States GAAP	$2.87	$2.30	$(0.82)
Cumulative effect of a change in accounting principle (j)	—	—	(0.09)

Net earnings (loss) per share – Diluted (m)	$2.87	$2.30	$(0.91)

          (a) Post-retirement benefits
     For Canadian reporting purposes, we amortize the excess of the net actuarial and investment gains and losses over 10 per cent of the greater of the post-retirement benefits obligation and the fair value of plan assets over the expected average remaining service life of our employee group. For United States reporting purposes, we amortize all actuarial and investment gains and losses systematically over the expected average remaining service life of employees.
     United States GAAP also requires the recognition of a minimum additional pension liability in the amount of the excess of the unfunded accumulated benefits obligation over the recorded pension benefits liability/asset; an offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income. At December 31, 2005, the minimum additional pension liability would have been $1,053 million (2004 – $984 million; 2003 – $937 million) and the intangible pension asset would have been $76 million (2004 – $78 million; 2003 – $84 million), resulting in a $611 million reduction, after taxes, (2004 – $569 million; 2003 – $515 million) in accumulated other comprehensive income. Refer to a discussion regarding restatements below.
          (b) Currency translation gains (losses)
     Previously, the principal unrealized non-cash currency translation adjustments included in the determination of earnings arose from the translation into United States dollars of the Canadian dollar denominated deferred income and mining tax liabilities established in 1996 upon the acquisition of the Voisey’s Bay deposits. For Canadian GAAP reporting purposes, these deferred income and mining tax liabilities have been deferred and included in property, plant and equipment as part of development costs in respect of the Voisey’s Bay mineral properties in the development phase. Capitalization of such gains and losses ceases when the development phase of the mineral properties are substantially complete and ready for use.
     In 2005, although not significant, for comparative purposes, we have restated our prior period currency translation gains and losses to also include the currency translation gains and losses on other foreign currency denominated assets and liabilities as determined under United States GAAP, primarily post-retirement benefits and the corresponding tax balances. Refer to a discussion regarding restatements below.
          (c) Intangible assets
     Previously, we reported that, under United States GAAP, mineral rights were intangible assets with respect to balance sheet classification. During the second quarter of 2004, for United States GAAP the Emerging Issues Task Force (“EITF”) of the FASB released Issue No. 04-2 which reached the decision that mineral rights should be reported as tangible assets and disclosed as a separate component of property, plant and equipment. A FASB staff position paper dated April 30, 2004 also validated this change by means of amendments to Statement of Financial Accounting Standards (“SFAS”) Nos. 141 and 142. As a result of this change, we have reclassified, for United States GAAP purposes, intangible assets to property, plant and equipment. We have also, effective January 1, 2004, ceased amortization of the residual value of intangible assets referred to in our 2003 Annual Report on Form 10-K, as amended.
     As of December 31, 2005, property, plant and equipment included mineral rights of $2,456 million (2004 – $2,467 million; 2003 – $2,467 million).
          (d) Research and development expense
     Under Canadian GAAP, development costs are deferred and amortized if the development project meets certain generally accepted criteria for deferral and amortization. In addition, fixed assets including equipment may be acquired or constructed in order to provide facilities or carry out a research and development project. The use of such assets will extend over a number of accounting periods and, accordingly, are capitalized and amortized over their useful lives. Under United States GAAP, research and development costs are charged to expense in the period incurred.
          (e) Exploration expense
     Under Canadian GAAP, capitalized exploration expenditures are classified under property, plant and equipment with the related mineral claim. For United States GAAP, exploration expenditures are not capitalized unless proven and probable reserves have been established by a feasibility study.

          (f) Asset impairment charges
     Net earnings for 2004 under Canadian GAAP included an asset impairment charge in the amount of $201 million before income and mining taxes and minority interest. Reference is made to Note 3 above. This charge included the write-off of certain capitalized costs which, in accordance with (d) above, were previously expensed for United States GAAP purposes. In addition, it included an adjustment to reduce minority interest to nil. For United States GAAP, the 2004 asset impairment charge would decrease by $11 million. The adjustment to reduce minority interest to nil would also be adjusted with a corresponding increase to minority interest expense of $7 million.
          (g) Convertible debt
     Under Canadian GAAP, convertible debt is bifurcated between debt and equity, the equity portion representing the value of the holder conversion options. Under United States GAAP, convertible debt would be accounted for as debt and, accordingly, the measurement of interest and the amortization of debt issuance costs are not the same. During 2005, as described in Note 13, certain LYON Note holders tendered for conversion their LYON Notes. At our option, we elected to settle a portion of the conversion of these notes for cash in lieu of shares which amounted to $76 million. The difference between the $76 million and the book value of $41 million represents a charge of $35 million. As the LYON notes are bifurcated between debt and equity under Canadian GAAP, the charge of $35 million has been bifurcated between a direct charge to earnings of $9 million and a direct charge to retained earnings of $26 million. Under United States GAAP, the entire $35 million loss is a charge to net earnings.
     Under United States GAAP, each of our convertible debt securities meets the conditions necessary as set out in paragraphs 12-33 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, for the embedded conversion option to be exempt from the requirement to be treated as a derivative under SFAS No. 133.
          (h) Derivative instruments
     Under United States GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At December 31, 2005, we had outstanding fair value hedges and cash flow hedges. A fair value hedge is a hedge of the change in the fair value of an asset, liability or firm commitment. If a derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. A cash flow hedge is a hedge of the exposure in variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under Canadian GAAP, we continue to recognize gains and losses on derivative contracts in income concurrently with the recognition of the transactions being hedged. The requirements for documentation and effectiveness testing, however, are substantially the same under both Canadian and United States GAAP. Under United States GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. Under Canadian GAAP, the excluded portion is not included in earnings if the derivative contract is otherwise determined to be effective. At December 31, 2005, unrealized net losses in respect of derivative instruments which were not specifically designated as hedges or not qualifying for hedge accounting under United States GAAP amounted to $15 million.
     LME forward nickel contracts are used to hedge the effect of fluctuations in the price of nickel with respect to sales of nickel to customers for delivery three or more months in the future. These LME forward nickel contracts have been designated as fair value hedges in connection with firm sale commitments. For the year ended December 31, 2005, a gain of $0.9 million was credited to net sales due to the ineffectiveness of such fair value hedges and $1 million was charged to other income, net due to hedged firm commitments no longer qualifying as a fair value hedge.
     At December 31, 2005, we have an interest rate swap outstanding to manage the variability in cash flows associated with changes in interest rates on a floating rate term loan, which has been designated as a cash flow hedge.

     Depending on market conditions, we enter into metals fixed price swap and option contracts with various financial counterparties who must meet certain established criteria. These contracts, which have been designated as cash flow hedges, are intended to provide certain minimum price realizations in respect of a portion of forecasted sales. We have also entered into forward currency contracts to hedge a portion of the future construction costs of our planned production facilities in New Caledonia and at our Ontario operations that will be denominated in currencies other than the U.S. dollar. In addition, we have also entered into fuel oil swaps to manage the cost of a portion of our energy requirements in Indonesia. At December 31, 2005, $27 million of deferred net losses on derivative instruments recorded in other comprehensive income are expected to be reclassified to net sales during the next 12 months. The maximum term over which cash flows are hedged is 36 months.
          (i) Income and mining taxes
     There is a difference in the carrying value of the Voisey’s Bay project due to the impairment charge recorded in 2002. Under both Canadian and United States GAAP, deferred income and mining taxes are recorded at the expected rate of reversal. In 2003, there was a change in tax rates in the jurisdiction of the Voisey’s Bay project. The impact of this change in tax rates is different for Canadian and United States GAAP due to the temporary difference created by the asset impairment charge.
          (j) Asset retirement obligations
     Effective January 1, 2003, we adopted, for United States reporting purposes, SFAS No. 143, Accounting for Asset Retirement Obligations and CICA 3110, Asset Retirement Obligations, which are substantially identical. Under SFAS No. 143, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and depreciated using either the straight-line method or the units-of-production method using estimated proven and probable ore reserves depending on the nature of the asset being retired. The cumulative effect of adopting SFAS No. 143 was an increase to our deficit of $17 million, or nine cents per share, in 2003, which is shown as a cumulative effect of a change in accounting principle. As at January 1, 2003, property, plant and equipment increased by $39 million, deferred income and mining taxes decreased by $11 million, and asset retirement obligations increased by $67 million. For Canadian GAAP reporting purposes, financial results of comparative periods have been restated.
          (k) Investments
     United States accounting standards for equity investments, which are set forth in SFAS No. 115, require that certain equity investments not held for trading be recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income. At December 31, 2005, deferred charges and other assets would have increased by $33 million (2004 – $80 million; 2003 – $69 million) with a corresponding change in accumulated other comprehensive loss before taxes.
          (l) Comprehensive income
     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses.

          (m) Earnings (loss) per share
     The computation of basic and diluted earnings (loss) per share under United States GAAP was as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Basic earnings (loss) per share computation
Numerator:
Net earnings (loss)	$628	$477	$(146)
Dividends on preferred shares	—	—	(6)
Premium on redemption of preferred shares	—	—	(15)

Net earnings (loss) applicable to common shares	$628	$477	$(167)

Denominator:
Weighted-average common shares outstanding (thousands)	189,425	187,550	184,500

Basic earnings (loss) per common share	$3.32	$2.54	$(0.91)

Diluted earnings (loss) per share computation
Numerator:
Net earnings (loss) applicable to common shares	$628	$477	$(167)
Dilutive effect of
Convertible debentures	12	7	—

Net earnings (loss) applicable to common shares, assuming dilution	$640	$484	$(167)

Denominator:
Weighted-average common shares outstanding (thousands)	189,425	187,550	184,500
Dilutive effect of:
Convertible debentures	28,055	17,440	—
Stock options	1,008	1,426	—
Warrants	4,218	3,740	—

Weighted-average common shares outstanding, assuming dilution	222,706	210,156	184,500

Diluted earnings (loss) per common share	$2.87	$2.30	$(0.91)

     At December 31, 2005, convertible debt which is convertible into nil Common Shares (2004 – nil; 2003 – 17,440,696), options on nil Common Shares (2004 – nil; 2003 – 4,572,605) and Warrants exercisable for nil Common Shares (2004 – nil; 2003 – 11,023,064) were excluded from the computation of diluted earnings (loss) per Common Share because their effects were not dilutive.
     The following tables compare results reported under Canadian GAAP with those that would have been reported under United States GAAP, together with the cumulative effect on balance sheet accounts. Restatements are discussed in Note 2 above and in the discussion below.

		Canadian GAAP			United States GAAP

December 31	2005	2004	2003	2005	2004	2003
		(Restated)	(Restated)		(Restated)	(Restated)

Assets:
Accounts receivable	673	601	435	677	636	474
Property, plant and equipment	8,459	7,587	7,035	7,197	6,444	3,500
Intangible assets	—	—	—	—	—	2,467
Accrued pension benefits asset	611	422	226	76	78	84
Deferred charges and other assets	245	154	100	277	242	172
Liabilities:
Long-term debt due within one year	122	107	103	111	107	92
Other accrued liabilities	533	399	332	669	405	369
Long-term debt	1,852	1,761	1,603	2,209	2,194	2,035
Deferred income and mining taxes	2,018	1,891	1,718	1,357	1,338	1,154
Accrued post-retirement benefits liability	732	671	603	1,445	1,430	1,445
Minority interest	761	470	404	750	468	394
Shareholders’ equity:
Convertible debt	362	418	418	—	—	—
Retained earnings (deficit)	1,181	428	(191)	(100)	(671)	(1,148)
Accumulated other comprehensive loss	—	—	—	(641)	(490)	(450)

     Changes in retained earnings and accumulated other comprehensive loss under United States GAAP were as follows:

Year ended December 31	2005	2004	2003
		(Restated)	(Restated)

Deficit at beginning of year, as previously reported	$(665)	$(1,144)	$(994)
Restatements	(6)	(4)	13

Deficit at beginning of year, as restated	(671)	(1,148)	(981)
Net earnings (loss)	628	477	(146)
Common share dividends	(57)	—	—
Preferred dividends	—	—	(6)
Premium on redemption of preferred shares	—	—	(15)

Deficit at end of year	$(100)	$(671)	$(1,148)

Accumulated other comprehensive loss at beginning of year, as previously reported	$(589)	$(516)	$(485)
Restatements	99	66	36

Accumulated other comprehensive loss at beginning of year, as restated	(490)	(450)	(449)
Other comprehensive loss	(151)	(40)	(1)

Accumulated other comprehensive loss at end of year	$(641)	$(490)	$(450)

     Restatements
     As discussed in Note 24(b), we have restated our prior period results to reflect currency translation gains and losses on other foreign currency denominated assets and liabilities as determined under United States GAAP, primarily post-retirement benefits and the corresponding tax balances. Previously, these currency translation effects were not recorded due to their insignificance but they have become more significant due to the continued strengthening of the Canadian dollar. The impact of this restatement was a decrease in net earnings of $8 million and $12 million in 2004 and 2003, respectively. Also, we have corrected errors in the determination of post-retirement benefits expense and the minimum additional pension liability. Post-retirement benefits expense was increased by $14 million and $8 million and the related tax recoveries were increased by $6 million and $3 million in 2004 and 2003, respectively. Such adjustments impacted the determination of other comprehensive losses (by $33 million and $30 million in 2004 and 2003, respectively) and such balances were restated accordingly.
     Recent Accounting Pronouncements
     In February 2006, SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, was issued. This standard (1) permits fair value measurement for any hybrid financial instrument that contains an embedded derivative (2) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are free standing derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation (4) clarifies that concentrations of credit risk in the form of subordination are not derivatives and (5) amends certain aspects of SFAS No. 144. This standard is effective for fiscal years beginning on or after September 15, 2006. We are currently studying the impact of this standard.
     Effective January 1, 2006, we will adopt, for United States reporting purposes, SFAS No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4. Under SFAS No. 151, abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges. We do no anticipate that the application of SFAS No. 151 will have a material impact on our results of operation.
     During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle to apply that change retroactively to prior period financial statements, unless this would be impracticable. Another significant change in practice under SFAS No. 154 is that if an entity changes its method of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for our 2006 financial statements and is not expected to have a significant impact on earnings.
     During December 2004, the FASB issued revisions to SFAS No. 123, Share-Based Payments, which will be effective for 2006. The primary impact of the revisions is the elimination of the intrinsic value method for valuing stock-based employee compensation. The revisions will also impact the manner in which expense is determined for stock appreciation rights. As we adopted the fair value method in 2003 and ceased issuing stock appreciation rights in 2004, we do not expect that such revisions will have a significant impact on earnings.

SCHEDULE VIII

INCO LIMITED AND SUBSIDIARIES
VALUATION ACCOUNTS AND RESERVES
(in thousands)

		Additions	Deductions
	Balance at	Charged to	For Accounts	Balance
	Beginning	Costs and	Receivable	at End
	of Year	Expenses	Written Off	of Year

		Year ended December 31, 2005

Allowance for doubtful accounts	$871	$10	$42	$839

		Year ended December 31, 2004

Allowance for doubtful accounts	$15,406	$7	$14,542	$871

		Year ended December 31, 2003

Allowance for doubtful accounts	$17,456	$636	$2,686	$15,406

SUPPLEMENTAL FINANCIAL INFORMATION
Quarterly Financial Information (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(Restated)	(Restated)	(Restated)
	(in millions of United States dollars except per share amounts)
2005
Net sales	$1,121	$1,194	$1,082	$1,121	$4,518
Net earnings	$317	$220	$64	$235	$836
Net earnings per Common Share
Basic	$1.68	$1.16	$0.34	$1.23	$4.41
Diluted	$1.43	$0.99	$0.29	$1.06	$3.75

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(in millions of United States dollars except per share amounts)
2004
Net sales	$1,094	$992	$1,031	$1,161	$4,278
Net earnings (loss)	$259	$(12)	$146	$226	$619
Net earnings (loss) per Common Share
Basic	$1.38	$(0.06)	$0.78	$1.20	$3.30
Diluted	$1.23	$(0.06)	$0.70	$1.08	$2.95

Unaudited Consolidated Financials Statements and notes thereto of Inco Limited for the three-month and nine-month periods ended September 30, 2006.
INCO LIMITED AND SUBSIDIARIES
Consolidated Statement of Earnings
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
(in millions of U.S. dollars except per share amounts)
Net sales	$2,320	$1,082	$5,345	$3,397

Costs and operating expenses
Cost of sales and other expenses, excluding depreciation and depletion	1,097	688	2,851	1,907
Depreciation and depletion	122	62	273	187
Selling, general and administrative	70	64	186	156
Research and development	9	9	26	23
Exploration	13	10	43	30
Currency translation adjustments	(1)	52	60	48
Interest expense	15	4	48	16
Asset impairment charge	—	—	—	25

	1,325	889	3,487	2,392

Takeover-related income (expense), net (Note 3)	148	—	174	—
Other income (expense), net (Note 3)	85	(11)	150	(8)

Earnings before income and mining taxes and minority interest	1,228	182	2,182	997
Income and mining taxes (Note 4)	487	91	726	342

Earnings before minority interest	741	91	1,456	655
Minority interest	40	27	81	54

Net earnings	$701	$64	$1,375	$601

Net earnings per common share (Note 7)
Basic	$3.36	$0.34	$6.90	$3.18

Diluted	$3.08	$0.29	$6.10	$2.70

See Notes to Consolidated Financial Statements.

1

INCO LIMITED AND SUBSIDIARIES
Consolidated Statement of Retained Earnings
(Unaudited)

	Nine Months Ended
	September 30,

	2006	2005

		(Restated)
(in millions of U.S. dollars)
Retained earnings at beginning of period, as previously reported	$1,181	$390
Restatement (Note 2)	—	38

Retained earnings at beginning of period, as restated	1,181	428
Net earnings	1,375	601
Settlement of convertible debt tendered for conversion (Note 10)	(22)	(22)
Common dividends paid	(75)	(38)

Retained earnings at end of period	$2,459	$969

See Notes to Consolidated Financial Statements.

2

INCO LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(Unaudited)

	September 30,	December 31,
	2006	2005

(in millions of U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents (Note 14)	$1,828	$958
Accounts receivable	1,380	673
Inventories (Note 14)	1,342	996
Other	198	68

Total current assets	4,748	2,695
Property, plant and equipment (Note 14)	9,250	8,459
Accrued pension benefits asset	707	611
Deferred charges and other assets (Note 15)	238	245

Total assets	$14,943	$12,010

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year (Note 8)	$30	$122
Accounts payable	330	253
Accrued payrolls and benefits	276	221
Other accrued liabilities	868	533
Income and mining taxes payable	642	36

Total current liabilities	2,146	1,165
Deferred credits and other liabilities
Long-term debt (Note 8)	1,730	1,852
Deferred income and mining taxes	2,102	2,018
Accrued post-retirement benefits liability	807	732
Asset retirement obligation (Note 6)	175	168
Deferred credits and other liabilities	74	131

Total liabilities	7,034	6,066

Minority interest	928	761

Commitments and contingencies (Note 12)
Shareholders’ equity
Convertible debt (Note 10)	129	362

Common shareholders’ equity
Common shares issued and outstanding 220,666,563 (2005 — 192,237,394 shares) (Note 7)	3,849	3,000
Warrants (Note 11)	—	62
Contributed surplus (Notes 11 and 16)	544	578
Retained earnings	2,459	1,181

	6,852	4,821

Total shareholders’ equity	6,981	5,183

Total liabilities and shareholders’ equity	$14,943	$12,010

See Notes to Consolidated Financial Statements.

3

INCO LIMITED AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
(in millions of U.S. dollars)
Operating activities
Earnings before minority interest	$741	$91	$1,456	$655
Items not affecting cash
Depreciation and depletion	122	62	273	187
Deferred income and mining taxes	84	27	26	35
Asset impairment charge	—	—	—	25
Other	(81)	91	17	117
Contributions greater than post-retirement benefits expense	(9)	(13)	(30)	(32)
Takeover-related net receipts	288	—	239	—
Decrease (increase) in non-cash working capital related to operations
Accounts receivable	(265)	(24)	(708)	21
Inventories	(120)	32	(297)	(35)
Accounts payable and accrued liabilities	192	(52)	329	(38)
Income and mining taxes payable	418	(26)	586	(183)
Other	(93)	(1)	(144)	(52)

Net cash provided by operating activities	1,277	187	1,747	700

Investing activities
Capital expenditures	(422)	(315)	(1,102)	(820)
Partial sale of Goro Nickel S.A.S	—	—	—	150
Other	72	(3)	131	(6)

Net cash used for investing activities	(350)	(318)	(971)	(676)

Financing activities
Repayments of long-term debt	(57)	(54)	(114)	(102)
Long-term borrowings	2	—	—	3
Cash settlement of convertible debt tendered for conversion	—	(65)	—	(65)
Common shares issued	328	11	352	34
Common dividends paid	(26)	(19)	(75)	(38)
Dividends paid to minority interest	—	—	(33)	(39)
Other	(36)	1	(36)	23

Net cash provided by (used for) financing activities	211	(126)	94	(184)

Net increase (decrease) in cash and cash equivalents	1,138	(257)	870	(160)
Cash and cash equivalents at beginning of period	690	1,173	958	1,076

Cash and cash equivalents at end of period	$1,828	$916	$1,828	$916

See Notes to Consolidated Financial Statements.

4

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of U.S. dollars except number of shares and per share amounts)

Note 1.	Basis of Presentation
      These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 17 for significant differences between Canadian GAAP and U.S. GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments. Results of operations for the three-month and nine-month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other interim period. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Annual Report on Form 10-K”).

Note 2.	Changes in Accounting Policies and Restatements

Earnings Per Share
      We have adopted the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract No. 155, The Effects of Contingently Convertible Instruments on the Computation of Diluted Earnings per Share, on a retroactive basis. The new abstract, which was effective for interim and annual periods beginning after October 1, 2005, requires that the effects of contingently convertible instruments be included in the computation of diluted earnings per share regardless of whether the market price trigger has been met. The adoption of the new abstract had no impact on earnings per share for the third quarter and first nine months of 2005, as the market price triggers on our contingently convertible debt had been met for this period and thus the contingently convertible instruments were already included in the computation of diluted earnings per share.

Restatements
      Effective January 1, 2005, on a retroactive basis, we restated our minority interest and related current deferred income taxes to correct an error in the allocation of net earnings to minority interests. The impact on net earnings for the third quarter and first nine months of 2005 was an increase of $2 million, or $0.01 per share and $11 million, or $0.06 per share, respectively. The cumulative adjustment to retained earnings to December 31, 2004 was an increase of $38 million.

Recent Accounting Pronouncement
      In July 2006, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. The new abstract provides additional guidance with respect to stock-based awards issued to employees who are eligible to retire prior to the award being fully vested. The new standard requires that compensation cost attributable to a stock-based award be recognized (1) immediately in the case of an employee who is eligible to retire at the grant date and (2) over the period from the grant date to the date the employee is eligible to retire in the case of an employee who will become eligible to retire during the vesting period. This abstract is effective for interim and annual periods ending on or after December 31, 2006. We do not anticipate that the application of the abstract will have a material impact on our results of operations.

5

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Note 3.	Takeover-related and Other Income (Expense), Net
      In connection with the activities discussed in Note 18, the following takeover-related amounts have been credited (charged) to earnings:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2006	2005	2006	2005

Break-up fee received from Falconbridge(1)	$450	$—	$450	$—
Break-up fee paid to Phelps Dodge(2)	(125)	—	(125)	—
Break-up fee paid to LionOre(3)	(33)	—	(33)	—
Gain (loss) from currency derivatives entered into in connection with the unsuccessful offer to purchase Falconbridge	(25)	—	16	—
Fees paid to secure financing	(41)	—	(41)	—
Other (including legal and investment banking fees)	(78)	—	(93)	—

	$148	$—	$174	$—

(1)	An amount of $450 million was received from Falconbridge Limited (“Falconbridge”) in connection with the termination of the support agreement dated October 10, 2005 between Inco and Falconbridge (as amended, the “Support Agreement”). The Support Agreement provided for a payment to Inco in the event that Inco’s offer to purchase Falconbridge was not completed.

(2)	An amount of $125 million was paid to Phelps Dodge Corporation (“Phelps Dodge”) in connection with the combination agreement between Inco and Phelps Dodge entered into on June 26, 2006 (as amended, the “Combination Agreement”). The Combination Agreement provided for a payment by Inco to Phelps Dodge in the event that the proposed arrangement between Inco and Phelps Dodge was not completed. Furthermore, an additional break-up fee of $350 million from Inco to Phelps Dodge is payable in the event that a change of control of Inco takes place prior to September 7, 2007 (Note 19).

(3)	An amount of $32.5 million was paid to LionOre Mining International Ltd. (“LionOre”) in connection with the termination of the agreement covering the proposed sale of the Nikkelverk assets to LionOre (the “LionOre Agreement”). The LionOre Agreement provided for a payment by Inco to LionOre in the event that the sale of the Nikkelverk assets to LionOre was not completed by virtue of Inco’s offer to purchase Falconbridge not having been completed.
      Other income (expense), net is comprised of the following:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2006	2005	2006	2005

Interest and dividend income	$14	$6	$27	$21
Earnings (loss) from affiliates accounted for using the equity method	(2)	1	(2)	1
Gain (loss) from derivative positions in metals(1)	73	(5)	129	(11)
Loss from cash settlement of convertible debt tendered for conversion (Note 10)	—	(8)	—	(8)
Other	—	(5)	(4)	(11)

Other income (expense), net	$85	$(11)	$150	$(8)

(1)	These gains or losses are in respect of metals derivative contracts entered into to secure third party nickel for expected customer requirements.

6

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Note 4.     Income and Mining Taxes
      The reconciliation between taxes at the combined Canadian federal-provincial statutory income tax rates and the effective income and mining tax rates was as follows:

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
Provision at combined Canadian federal-provincial statutory income tax rates	$449	$71	$799	$387
Resource and depletion allowances	(29)	(7)	(68)	(45)

Adjusted income taxes	420	64	731	342
Mining taxes	63	6	128	49

	483	70	859	391
Currency translation adjustments	(2)	4	(6)	8
Currency translation adjustments on long-term debt	4	22	23	15
Non-taxable (gains) losses	14	(3)	9	(14)
Tax rate changes(1)	—	—	(141)	—
Foreign tax rate differences	(14)	(10)	(19)	(36)
Benefit of net capital losses not previously recognized	(3)	—	(3)	—
Prior year adjustments	8	12	6	(15)
Other	(3)	(4)	(2)	(7)

Effective income and mining taxes	$487	$91	$726	$342

(1)	Reflects primarily the revaluation of deferred income tax liabilities pursuant to future income tax rate reductions in Canada enacted in the second quarter of 2006.

Note 5.	Post-retirement Benefits
      Employer contributions in respect of our defined benefit plans during the third quarter and first nine months of 2006 were $59 million (2005: $44 million) and $153 million (2005: $129 million), respectively. For the year ending December 31, 2006, we currently expect that such employer contributions will amount to approximately $170 million.
      Post-retirement benefits expense included the following components:

			Post-retirement				Post-retirement
			Benefits Other				Benefits Other
	Pension Benefits		than Pensions		Pension Benefits		than Pensions

	Three Months Ended September 30,				Nine Months Ended September 30,

	2006	2005	2006	2005	2006	2005	2006	2005

Service cost	$14	$11	$4	$3	$41	$31	$13	$9
Interest cost	43	42	15	14	129	125	45	41
Expected return on plan assets	(51)	(46)	—	—	(151)	(132)	—	—
Amortization of actuarial and investment losses	19	16	6	3	56	48	17	10
Amortization of unrecognized prior service costs	4	3	—	—	12	9	—	—

Defined benefit pension and post-retirement benefits other than pensions expense	29	26	25	20	87	81	75	60
Defined contribution pension expense	2	2	—	—	4	4	—	—

Post-retirement benefits expense	$31	$28	$25	$20	$91	$85	$75	$60

7

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Note 6.     Asset Retirement Obligation
      The changes in the liability for our asset retirement obligation for the first nine months of 2006 were as follows:

Amount

December 31, 2005	$171
Accretion expense	6
Revisions in estimated cash flows	5
Liabilities settled	(3)

September 30, 2006	179
Current portion of asset retirement obligation	(4)

Long-term portion of asset retirement obligation	$175

      Our asset retirement obligation as at December 31, 2005 included a current portion of $3 million.
Note 7.     Common Shares and Earnings per Common Share
      We are authorized to issue an unlimited number of common shares without nominal or par value. Changes in common shares for the first nine months of 2006 were as follows:

	Number of
	Shares	Amount

December 31, 2005	192,237,394	$3,000
Options exercised	1,671,451	55
Warrants exercised	10,978,578	353
Shares issued under incentive plans	56,769	3
Shares issued under non-employee director stock option plan	10,000	—
Shares issued on conversion of LYON Notes	5,569,078	128
Shares issued on conversion of Convertible Debentures	6,595,918	198
Shares issued on conversion of Subordinated Convertible Debentures	3,547,375	91
Transfer from accrued liabilities in respect of stock appreciation rights exercised	—	9
Transfer from contributed surplus in respect of options exercised	—	12

September 30, 2006	220,666,563	$3,849

8

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The computation of basic and diluted earnings per share was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
Basic earnings per share computation
Numerator:
Net earnings applicable to common shares	$701	$64	$1,375	$601

Denominator:
Weighted-average common shares outstanding (in thousands)	208,480	189,255	199,261	188,892

Basic earnings per common share	$3.36	$0.34	$6.90	$3.18

Diluted earnings per share computation
Numerator:
Net earnings applicable to common shares	$701	$64	$1,375	$601
Dilutive effect of:
Convertible debt	2	—	8	—

Net earnings applicable to common shares, assuming dilution	$703	$64	$1,383	$601

Denominator:
Weighted-average common shares outstanding (in thousands)	208,480	189,255	199,261	188,892
Dilutive effect of:
Convertible debt	15,392	28,155	20,302	28,767
Stock options	1,245	1,050	1,555	958
Warrants	3,211	4,502	5,559	4,106

Weighted-average common shares outstanding, assuming dilution (in thousands)	228,328	222,962	226,677	222,723

Diluted earnings per common share	$3.08	$0.29	$6.10	$2.70

Note 8.     Long-Term Debt
      In May 2004, we entered into a $750 million syndicated revolving credit facility with a maturity date of May 28, 2009 (the “Credit Facility”). Subject to the approval of the lenders representing not less than 66 2/3% in total commitments under the Credit Facility, the maturity date of the Credit Facility may be extended for the commitments of those lenders who have approved such extension for an additional one-year period on each May 28th anniversary date. In May 2005, the lenders agreed to extend the maturity date from May 28, 2009 to May 28, 2010, and in May 2006, the lenders agreed to extend the maturity date from May 28, 2010 to May 28, 2011. The borrowings under the Credit Facility may be made in either Canadian dollars in the form of (a) Prime Rate Loans (as defined under the Credit Facility) or (b) Bankers’ Acceptances (as defined under the Credit Facility) or in U.S. dollars in the form of (i) U.S. Base Rate Loans (as defined under the Credit Facility) or (ii) London Interbank Offered Rate (“LIBOR”) loans (as defined under the Credit Facility). Borrowings under these facilities bear interest, when drawn, at a rate which varies based on the type of borrowing and our credit ratings at the time of borrowing. As of September 30, 2006, the Company had utilized nil advances from this Credit Facility. A $65 million letter of credit was outstanding under the Credit Facility. The Credit Facility provides that, so long as advances are outstanding or any letters of credit or guarantees issued pursuant to the terms of the Credit Facility are outstanding, we will be required to maintain a ratio of Consolidated Indebtedness

9

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(as defined in the Credit Facility) to Tangible Net Worth (as defined in the Credit Facility) not to exceed 50:50. At September 30, 2006, the ratio of Consolidated Indebtedness to Tangible Net Worth was 18:82. The Credit Facility does not require any acceleration or prepayment of outstanding balances if our credit ratings on outstanding debt securities were downgraded or if there were a significant decline in our earnings, cash flow or in the price of our publicly traded common shares or other equity securities. A downgrade in our rating would, however, increase the interest rate and other fees payable on borrowings under the Credit Facility and, conversely, any upgrade in our rating would reduce the interest rate and other fees payable on borrowings. Currently, we are rated as investment grade by Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings, with the specific ratings being Baa3 (on review for possible downgrade) by Moody’s Investors Service, BBB- (credit watch with positive implications) by Standard & Poor’s Ratings Services and BBB-(evolving watch) by Fitch Ratings. These rating agencies apply their own criteria to determine their ratings and may change those criteria at any time. Such ratings do not represent a recommendation to buy, sell or hold our debt securities, may be subject to revision or withdrawal at any time by the particular rating organization, and each rating should be evaluated independently of any other rating.
      On July 28, 2006, our offer to acquire all of the outstanding common shares of Falconbridge was terminated. Accordingly, at that time, the Existing Acquisition Facilities Credit Agreement, described in our Report on Form 10-Q for the quarter ended June 30, 2006, and the Note Purchase Agreement with Phelps Dodge, also described in our Report on Form 10-Q for the quarter ended June 30, 2006, were terminated. No amounts were outstanding under either of these agreements at the time of termination.

Note 9.	Financial Instruments
      At September 30, 2006, we had outstanding option contracts in respect of copper to which we apply hedge accounting that expire in 2007 and 2008. In respect of 2007, we have outstanding put option contracts, giving us the right, but not the obligation, to sell 58,992 tonnes (130 million pounds) of copper at an average price of $2,205 per tonne ($1.00 per pound) and outstanding call option contracts giving the buyer the right, but not the obligation, to purchase 58,992 tonnes (130 million pounds) of copper from us at an average price of $2,988 per tonne ($1.36 per pound). In respect of 2008, we have outstanding put option contracts, giving us the right, but not the obligation, to sell 58,380 tonnes (129 million pounds) of copper at an average price of $2,254 per tonne ($1.02 per pound) and outstanding call option contracts, giving the buyer the right but not the obligation to purchase 48,384 tonnes (107 million pounds) of copper from us at an average price of $2,773 per tonne ($1.26 per pound). The option contracts for 2007 and 2008 mature evenly by month.
      During the third quarter of 2006, we entered into fuel oil swap contracts to hedge the effect of fuel oil price changes in respect of a portion of our energy requirements in Indonesia. At September 30, 2006, we had entered into swap contracts with financial institutions to exchange payments on 37,800 tonnes of fuel oil during the fourth quarter of 2006. Under the swap contracts, we pay fixed prices averaging $306 per tonne for fuel oil and receive a floating price based on monthly average spot price quotations. At September 30, 2006, we had outstanding contracts to purchase 5,646 tonnes of nickel at an average price of $27,297 per tonne which mature during the fourth quarter of 2006. We do not accord hedge accounting to these contracts and mark to market price changes are recorded in earnings.

Note 10.	Convertible Debt
      Changes in the equity component of our convertible debt for the first nine months of 2006 were as follows:

			Subordinated
	LYON	Convertible	Convertible
	Notes	Debentures	Debentures	Total

December 31, 2005	$92	$148	$122	$362
Tendered for conversion	(70)	(113)	(50)	(233)

September 30, 2006	$22	$35	$72	$129

10

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      During 2006: (1) LYON Notes representing approximately $210 million aggregate principal amount (2) Convertible Debentures representing approximately $209 million aggregate principal amount and (3) Subordinated Debentures representing approximately $93 million aggregate principal amount were tendered for conversion. At our option, we elected to settle a portion of the obligations in respect of these notes in accordance with their terms for cash in lieu of shares. For the cash settlements, the difference between the cash settlement price of $6 million and the book value of $2 million represents a charge of $4 million. For accounting purposes, LYON Notes, Convertible Debentures and Subordinated Debentures are bifurcated between debt and equity, the equity portion representing the value of the holders’ conversion options. Consequently, the charge of $4 million has been bifurcated between earnings and a direct charge to retained earnings. The split is a charge to earnings of $nil and a charge to retained earnings of $4 million. The remainder of the LYON Notes, Convertible Debentures and Subordinated Debentures that were tendered for conversion were, at our option, settled in shares with no impact on net earnings. Such conversion for shares resulted in the amount of $18 million being charged to retained earnings.
      During the first nine months of 2005, LYON Notes representing approximately, $157 million aggregate principal amount were tendered for conversion. At our option, we elected to settle a portion of the obligations in respect of these notes in accordance with their terms for cash in lieu of shares in the amount of $65 million. The difference between the cash settlement price of $65 million and the book value of $35 million represents a charge of $30 million. For accounting purposes, the LYON Notes are bifurcated between debt and equity, the equity portion representing the value of the holders’ conversion options. Consequently, the charge of $30 million has been bifurcated between earnings and a direct charge to retained earnings. The split is a charge to earnings of $8 million and a charge to retained earnings of $22 million. The remainder of the LYON Notes tendered for conversion were, at our option, settled in shares with no impact on net earnings.

Note 11.	Warrants
      Changes in our outstanding warrants for the first nine months of 2006 were as follows:

	Number of
	Warrants	Amount

December 31, 2005	11,016,017	$62
Warrants issued	13	—
Warrants cancelled	(37,452)	—
Warrants exercised	(10,978,578)	(62)

September 30, 2006	—	$—

      The Warrants expired on August 21, 2006. The exercise and cancellation of the Warrants and related transactions resulted in a reduction to contributed surplus in the amount of $23 million.

11

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Note 12.	Commitments and Contingencies

(a)	Commitments
      The following table summarizes as of September 30, 2006 payments due under certain of our long-term contractual obligations and commercial commitments for 2006 and each of the next four years and thereafter:

	Payments Due in

	2006	2007	2008	2009	2010	Thereafter

Purchase obligations(1)	$608	$1,052	$553	$350	$61	$86
Operating leases	12	39	25	15	11	47
Other	—	4	4	3	7	85

Total	$620	$1,095	$582	$368	$79	$218

(1)	The purchase obligations for 2006, 2007 and 2008 largely relate to our Goro project (which is currently expected to be completed in 2008) and to purchased nickel intermediates.

(b)	Contingencies
      We are subject to routine claims and litigation relating to our business and to various environmental proceedings. Environmental proceedings currently pending or threatened against us include (1) proceedings, including a proceeding brought under the Ontario class action legislation, covering claims relating to an alleged decline in property values near a site in Port Colborne, Ontario where we operated a nickel refinery over the 1918-1984 period, (2) claims for personal injuries allegedly due to exposure to our products, (3) enforcement actions, (4) alleged violations of certain environmental laws and regulations applicable to our operations in Canada and elsewhere, including exceeding certain regulatory limits relating to discharges, and (5) certain claims dating back a number of years as a “potentially responsible party” under the U.S. federal environmental law known as “Superfund” or “CERCLA”. We believe that the ultimate resolution of such proceedings, claims and litigation will not significantly impair our operations or have a material adverse effect on our financial position or results of operations.
      In May 2006, an incident occurred at our PT Inco operations that PT Inco believes was caused by an electrical breakdown of a transformer requiring the shutdown of one of four electric furnaces for approximately 82 days. The physical damages were estimated to be approximately $5 million. A business interruption insurance claim to recover a portion of lost profits has been filed and is currently under investigation and negotiation with the insurer and reinsurers. No amounts have been recorded in the third quarter in respect of the business interruption claim as negotiations of the claim settlement are ongoing.
      Reference is made to Note 20 of our 2005 Annual Report on Form 10-K for a discussion of certain guarantees in respect of our Girardin Act tax-advantaged lease financing program and an electricity supply agreement, both in respect of our Goro project.

Note 13.	Segment Information
      We are a leading producer of nickel and nickel specialty products and an important producer of copper, precious metals and cobalt. Our operations consist of three segments: (1) the finished products segment, which comprises our mining and processing operations in Ontario, Manitoba and Newfoundland and Labrador, Canada, and refining operations in the United Kingdom and interests in refining operations in Japan and other Asian countries, (2) the intermediates segment, which comprises our mining and processing operations in Indonesia, where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market, and (3) the development projects segment, which comprises our Goro nickel-cobalt project under development in the French overseas territorial community (collectivité territoriale) of New Caledonia, a nickel processing plant being built in Dalian, China, an expansion of our facilities in Indonesia and the next phase of development at our

12

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Voisey’s Bay project (consisting of feasibility work for a nickel processing plant and underground mine development).
      Data by operating segment as of and for the periods indicated was as follows:

	Finished				Development
	Products		Intermediates		Projects		Eliminations		Total

Nine Months Ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Net sales to customers	$5,196	$3,268	$149	$129	—	—	—	—	$5,345	$3,397
Intersegment sales	—	—	598	524	—	—	(598)	(524)	—	—

Net sales	5,196	3,268	747	653	—	—	(598)	(524)	5,345	3,397

Earnings (loss) before income and mining taxes and minority interest by segment	1,797	885	369	308	—	—	(68)	(8)	2,098	1,185

Expenses (income) not specifically allocable to segments:
Corporate selling, general and administrative expenses									132	116
Currency translation adjustments									60	48
Interest expense									48	16
Takeover-related (income) expense, net									(174)	—
Other (income) expense, net									(150)	8

Earnings before income and mining taxes and minority interest									$2,182	$997

	Finished				Development
	Products		Intermediates		Projects		Eliminations		Total

Three Months Ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Net sales to customers	$2,252	$1,031	$68	$51	—	—	—	—	$2,320	$1,082
Intersegment sales	—	—	239	168	—	—	(239)	(168)	—	—

Net sales	2,252	1,031	307	219	—	—	(239)	(168)	2,320	1,082

Earnings (loss) before income and mining taxes and minority interest by segment	915	196	186	80	—	—	(42)	22	1,059	298

Expenses (income) not specifically allocable to segments:
Corporate selling, general and administrative expenses									50	49
Currency translation adjustments									(1)	52
Interest expense									15	4
Takeover-related (income) expense, net									(148)	—
Other (income) expense, net									(85)	11

Earnings before income and mining taxes and minority interest									$1,228	$182

Identifiable assets at September 30, 2006 and December 31, 2005	$7,765	$6,586	$1,597	$1,568	$3,469	$2,798	$(114)	$(46)	$12,717	$10,906

Other assets									2,226	1,104

Total assets at September 30, 2006 and December 31, 2005									$14,943	$12,010

13

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Note 14.	Supplemental Information
      Certain supplemental information in connection with our Consolidated Balance Sheet is set forth below:

	September 30,	December 31,
	2006	2005

Cash	$432	$342
Cash equivalents	1,396	616

Cash and cash equivalents	$1,828	$958

Finished metals	$311	$259
In-process metals	862	608
Supplies	169	129

Inventories	$1,342	$996

Property, plant and equipment, at cost	$14,298	$13,205
Accumulated depreciation and depletion	5,048	4,746

Property, plant and equipment, net	$9,250	$8,459

      Capital expenditures for the third quarter and first nine months of 2006 included capitalized interest costs of $22 million (2005: $29 million) and $57 million (2005: $80 million), respectively.

Note 15.	Deferred charges and other assets
      Deferred charges and other assets is comprised of the following:

	September 30,	December 31,
	2006	2005

Investment tax credits	$78	$76
Costs for Falconbridge acquisition(1)	—	25
Long-term investments	62	54
Long-term receivables	54	41
Other deferred charges	44	49

Deferred charges and other assets	$238	$245

(1)	These capitalized costs were expensed during the third quarter of 2006 following the unsuccessful offer to acquire Falconbridge (Notes 3 and 18).

Note 16.	Stock Compensation Plans
      For the third quarter and first nine months of 2006, an expense of $1 million (2005: $3 million) and $3 million (2005: $10 million), respectively was charged to earnings with an equivalent offset credited to contributed surplus to reflect the vested portion of the fair value of stock options granted to employees in 2005. For the first nine months of 2006, a transfer of $14 million (2005: $3 million) was made from contributed surplus to common shares in respect of exercised options. No options were granted during the first nine months of 2006.

14

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
For 2005, the fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2005

Stock price at grant date	$39.67
Exercise price	$39.67
Weighted-average fair value of options granted during the period	$12.21
Expected life of options (years)	3.6
Expected dividend yield	—%
Expected stock price volatility	34.8%
Risk-free interest rate	3.6%

Note 17.	Significant Differences Between Canadian and U.S. GAAP
      Our unaudited consolidated financial statements are prepared in accordance with Canadian GAAP. The differences between Canadian GAAP and U.S. GAAP, insofar as they affect our consolidated financial statements, are discussed below.
      The following table reconciles results as reported under Canadian GAAP with those that would have been reported under U.S. GAAP:

Nine Months Ended September 30,	2006	2005

		(Restated)
Net earnings — Canadian GAAP	$1,375	$601
Increased post-retirement benefits expense (a)	(60)	(47)
Increased research and development expense (b)	(20)	(33)
Increased exploration expense (c)	(6)	(2)
Increased interest expense (d)	(11)	(19)
Cash Settlement of convertible debt tendered for conversion (d)	(4)	(22)
Unrealized net gain (loss) on derivative instruments (e)	24	(38)
Currency translation losses (f)	(23)	(48)
Increased depreciation and depletion expense (g)	(9)	—
Decreased minority interest expense	1	8
Taxes on U.S. GAAP differences	(54)	17

Net earnings — U.S. GAAP	1,213	417

Other comprehensive income (loss) (i):
Reclassification of net gain (loss) on derivatives designated as cash flow hedges (e)	21	(13)
Change in fair value of derivatives designated as cash flow hedges (e)	(309)	(15)
Unrealized gain on long-term investments (h)	70	40
Taxes on other comprehensive income (loss)	100	1

Other comprehensive income (loss) (i)	(118)	13

Comprehensive earnings (i)	$1,095	$430

Net earnings per share — Basic	$6.09	$2.21

Net earnings per share — Diluted	$5.42	$1.91

15

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(a)	Post-retirement Benefits
      For Canadian GAAP reporting purposes, we amortize the excess of the net unrecognized actuarial and investment gains and losses, if such gain or loss is over 10%, of the greater of (i) the post-retirement benefits obligation and (ii) the fair value of plan assets. Such excess is amortized over the expected average remaining service life of employees. For U.S. GAAP reporting purposes, we amortize net unrecognized actuarial and investment gains and losses systematically over the expected average remaining service life of employees. Reference is made to a discussion concerning restatements below.

(b)	Research and Development Expense
      Under Canadian GAAP, development costs are deferred and amortized if the development project meets certain generally accepted criteria for deferral and amortization. Property, plant and equipment, may be acquired or constructed in order to provide facilities for a research and development project. The use of such assets will extend over a number of accounting periods and, accordingly, such costs are capitalized and amortized over their useful lives. Under U.S. GAAP, research and development costs are charged to expense in the period incurred.

(c)	Exploration Expense
      Under Canadian GAAP, capitalized exploration expenditures are classified under property, plant and equipment with the related mineral claim. For U.S. GAAP, exploration expenditures are not capitalized unless estimated proven and probable ore reserves to which they relate have been established by a feasibility study.

(d)	Convertible Debt
      Under Canadian GAAP, convertible debt is bifurcated between debt and equity, the equity portion representing the value of the holder conversion options. Under U.S. GAAP, convertible debt would be accounted for as debt and, accordingly, the measurement of interest and the amortization of debt issuance costs are not the same. Also, for U.S. GAAP, the convertible debt is classified as current debt in the twelve month periods in advance of the special conversion dates and as long-term debt during the remainder of its term.
      Under U.S. GAAP, each of our convertible debt securities meets the conditions necessary as set out in paragraphs 12-33 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, for the embedded conversion option to be exempt from the requirement to be treated as a derivative under Statement of Financial Accounting Standard (“SFAS”) No. 133.
      Under Canadian GAAP, convertible debt is bifurcated between debt and equity, the equity portion representing the value of the holder conversion options. Under U.S. GAAP, convertible debt would be accounted for as debt and, accordingly, the measurement of interest and the amortization of debt issuance costs are not the same. During 2006, as described in Note 10, certain convertible debt holders tendered for conversion their securities. At our option, we elected to settle a portion of the conversion of this debt for cash in lieu of shares which amounted to $6 million. The difference between the $6 million and the book value of $2 million represents a charge of $4 million. As the convertible debt is bifurcated between debt and equity under Canadian GAAP, the charge of $4 million has been bifurcated between a direct charge to earnings of $nil and a direct charge to retained earnings of $4 million. Under U.S. GAAP, the entire $4 million loss is a charge to net earnings. Certain convertible debt tendered for conversion was settled in shares and resulted in $18 million charged to retained earnings under Canadian GAAP. Under U.S. GAAP, these amounts have been charged to net earnings.

(e)	Accounting for Derivatives
      Under U.S. GAAP, most derivative contracts, whether designated as effective hedging relationships or not, are required to be recorded on the balance sheet at fair value. Under Canadian GAAP, for effective hedging relationships, we continue to recognize gains and losses on derivative contracts in income concurrently with the recognition of the transactions being hedged. Under U.S. GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in

16

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
earnings. Under Canadian GAAP, the excluded portion is not included in earnings if the derivative contract is otherwise determined to be effective. The requirements for documentation and effectiveness testing, however, are substantially the same under both Canadian and U.S. GAAP.

(f)	Currency Translation Gains (Losses)
      The principal unrealized non-cash currency translation adjustments included in the determination of earnings arose from the translation into U.S. dollars of the Canadian dollar denominated deferred income and mining tax liabilities established in 1996 upon the acquisition of the Voisey’s Bay deposits. For Canadian GAAP reporting purposes, these unrealized non-cash translation gains and losses have been deferred and included in property, plant and equipment as part of development costs in respect of the Voisey’s Bay mineral properties in the development phase. Capitalization of such gains and losses ceases when the development phase of the mineral properties are substantially complete and available for use.
      In 2005, although not significant, for comparative purposes, we restated our prior period currency translation gains and losses to also include the currency translation gains and losses on other foreign currency denominated assets and liabilities as determined under U.S. GAAP, primarily post-retirement benefits and the related tax balances.

(g)	Depreciation and depletion
      In 2002, we recorded an asset impairment charge in respect of our Voisey’s Bay project. At the time, United States and Canadian GAAP had a difference which resulted in a larger asset impairment charge for U.S. GAAP. Consequently, our property, plant and equipment in respect of the Voisey’s Bay project under U.S. GAAP reporting is lower than that under Canadian GAAP. Also U.S. GAAP requires the expensing of start-up costs and the commencement of depreciation and depletion when the asset is available for use. Under Canadian GAAP, start-up costs are capitalized and depreciation and depletion begins when commercial production is achieved. As a result, such costs are higher under U.S. GAAP than under Canadian GAAP during the initial production period.

(h)	Investments
      U.S. GAAP for equity investments, set out in SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, requires that certain equity investments not held for trading be recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

(i)	Comprehensive Income
      U.S. GAAP for reporting comprehensive income is set out in SFAS No. 130 Reporting Comprehensive Income. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments and gains and losses on derivative instruments. For Canadian GAAP reporting purposes, requirements to record other comprehensive income are effective for years beginning on or after October 1, 2006.

17

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(j)	Supplemental Information
      Changes in retained earnings (deficit) and accumulated other comprehensive loss under U.S. GAAP were as follows:

Nine Months Ended September 30,	2006	2005

		(Restated)
Deficit at beginning of period	$(100)	$(665)
Net earnings	1,213	417
Common dividends paid	(75)	(38)

Retained earnings (deficit) at end of period	$1,038	$(286)

Accumulated other comprehensive loss at beginning of period	$(641)	$(589)
Other comprehensive income (loss)	(118)	13

Accumulated other comprehensive loss at end of period	$(759)	$(576)

(k)	Recent Accounting Pronouncements
      In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. Statement No. 158 also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. This standard is effective for fiscal years ending on or after December 15, 2006. We are currently studying the impact of this standard.
      In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty of Taxes (“Fin-48”). FIN-48 clarifies the accounting for uncertainty in income taxes by providing a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This standard is effective for fiscal years starting on or after December 15, 2006. We are currently studying the impact of this standard.
      Effective January 1, 2006, we adopted, for U.S. GAAP reporting purposes, SFAS No. 123R, Share-Based Payment. The primary impact on us is the elimination of the intrinsic value method for valuing stock-based employee compensation which will impact the manner in which expense is determined for stock appreciation rights. As we adopted the fair value method in 2003 and ceased issuing stock appreciation rights in 2004, the adoption did not have a significant impact on earnings and no significant difference is reported herein.

(l)	Restatements
      In 2005, we restated our prior period results to reflect currency translation gains and losses on other foreign currency denominated assets and liabilities as determined under U.S. GAAP, primarily post-retirement benefits and the corresponding tax balances. Previously, these currency translation effects were not recorded due to their insignificance but they have become more significant due to the continued strengthening of the Canadian dollar. The impact of this restatement for the first nine months of 2005 was a loss of $6 million. Also, we have corrected an error in the determination of post-retirement benefits expense. For the first nine months of 2005, post-retirement benefits expense was increased by $13 million and the related tax recovery was increased by $4 million.

Note 18.	Business Combinations

Offer for Falconbridge
      On October 11, 2005, we announced our offer to purchase all the outstanding common shares of Falconbridge Limited (“Falconbridge”) by way of a friendly take-over bid (the “Offer”). On October 24, 2005,

18

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
we mailed our formal offer to Falconbridge common shareholders together with the related take-over bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”). The Offer was extended by notices of variation and/or extension dated December 14, 2005, January 19, 2006, February 27, 2006, May 29, 2006, June 29, 2006, July 13, 2006 and July 16, 2006.
      The extensions were made in order to provide us with additional time to obtain competition approvals from regulatory authorities in Europe and the United States and/or in connection with variations to the terms of the Offer. The Offer was subject to certain conditions of completion, including acceptance of the Offer by Falconbridge common shareholders owning not less than 50.01% of the Falconbridge common shares on a fully diluted basis (as defined in the Offer Documents). The support agreement dated October 10, 2005 between Inco and Falconbridge, as amended from time to time subsequent to that date (the “Inco/ Falconbridge Support Agreement”), provided for certain termination and expense payments by Falconbridge to Inco of up to $450 million in certain specified circumstances, including the Offer not being completed in certain circumstances.
      On June 23, 2006, we announced that Inco and Falconbridge had reached a definitive agreement with the U.S. Department of Justice (“DOJ”) on a remedy intended to address competition concerns previously identified by the DOJ and the European Commission (“EC”) with respect to our proposed acquisition of Falconbridge whereby Falconbridge’s Nikkelverk refinery in Norway and certain other assets (collectively, the “Nikkelverk Assets”) would be sold to LionOre Mining International Ltd. (“LionOre”). The remedy was also agreed to by the EC on July 4, 2006. We reached a definitive agreement with Falconbridge and LionOre (the “LionOre Agreement”) on June 7, 2006 covering the sale of the Nikkelverk Assets to LionOre. The closing of the sale of the Nikkelverk Assets was subject to the satisfaction of certain conditions, including Inco taking up and paying for Falconbridge common shares pursuant to the Offer. In the event that our acquisition of Falconbridge was not completed and the LionOre Agreement was therefore terminated, we agreed to pay LionOre a break fee of $32.5 million.
      On July 27, 2006, we announced that the minimum tender condition under the Offer had not been satisfied at the expiry time of the Offer and that we had elected to permit the Offer to expire.

Arrangement with Phelps Dodge
      On June 26, 2006, we announced that we had entered into an agreement (as amended, the “Combination Agreement”) with Phelps Dodge Corporation (“Phelps Dodge”) under which a newly-formed, wholly-owned subsidiary of Phelps Dodge would acquire all of Inco’s outstanding common shares under a plan of arrangement (the “Arrangement”) for a combination of cash and common shares of Phelps Dodge. The completion of the transactions contemplated by the Combination Agreement was subject to certain conditions, including, among others, certain approvals of shareholders of both companies.
      On September 5, 2006, we announced that we had mutually agreed to terminate the Combination Agreement, as proxies received from Inco shareholders for a special meeting of Inco shareholders scheduled for September 7, 2006 indicated that the Arrangement would not be approved by the requisite special majority of Inco shareholders.

Teck Offer to Acquire Inco
      An unsolicited offer by Teck Cominco Limited (“Teck”) to purchase all of the common shares of Inco that it did not already own (the “Teck Offer”) was mailed to Inco shareholders on May 23, 2006. On August 16, 2006, Teck announced that the minimum tender condition under the Teck Offer had not been satisfied at the expiry time of the Teck Offer and that Teck had elected to permit the Teck Offer to expire.

CVRD Offer to Acquire Inco
      An unsolicited offer by CVRD Canada Inc. (“CVRD”) to purchase all of the common shares of Inco at a price of Cdn.$86.00 in cash per share (the “CVRD Offer”) was mailed to Inco shareholders on August 14, 2006.

19

INCO LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
CVRD subsequently extended the expiry time of the CVRD Offer on two occasions to allow more time to obtain certain regulatory clearances and the CVRD Offer is currently scheduled to expire on Monday, October 23, 2006 at midnight (Toronto time).
      On September 24, 2006, Inco announced that its Board of Directors recommended that Inco shareholders tender their shares to the CVRD Offer.
      On October 19, 2006, CVRD announced that it had obtained all necessary regulatory clearances with respect to the CVRD Offer.

Note 19.	Proposed acquisition of Inco Limited by CVRD Canada Inc.
      If the CVRD Offer is successfully completed, then CVRD would acquire a controlling interest in Inco and, upon such a change of control, a number of payments under existing obligations of Inco would be triggered, including the obligations set forth below.
      A clause in the Combination Agreement between the Company and Phelps Dodge calls for Inco to pay certain termination fees in the event that the Combination Agreement has been terminated and Inco has consummated a similar arrangement with another company prior to September 7, 2007. Upon a change of control of Inco, consistent with the terms of the Combination Agreement, Inco would pay Phelps Dodge an additional termination fee of $350 million.
      The Company has in place certain retention and special mergers and acquisitions completion bonus arrangements with certain employees. Upon a change of control of Inco, approximately $47 million would be payable under these arrangements of which $28 million has been accrued as at September 30, 2006. Amounts would also be payable under change of control agreements with senior executives upon involuntary termination of employment.
      On September 24, 2006, Inco’s Board of Directors approved amendments to the 1993 Inco Limited Key Employees’ Incentive Plan, the 1997 Inco Limited Key Employees’ Incentive Plan, the 2001 Inco Limited Key Employees’ Incentive Plan, the 2005 Inco Limited Key Employees’ Incentive Plan and the 2002 Non-Employee Director Share Option Plan which would permit option holders to surrender their options to the company for cancellation conditional upon the successful completion of the CVRD Offer in consideration of the “in-the-money” value of those options payable in cash. Assuming 100% of the options outstanding as at September 30, 2006 were surrendered for cancellation, the Company would incur an additional cost of $26 million.
      In accordance with the terms of the agreements entered into with the Company’s investment advisors, the consummation of a change of control transaction by CVRD would result in transaction fees payable to these investment advisors in the aggregate amount of approximately $120 million.
      Upon a change of control, the Company would be required to fund certain pension benefits. This would trigger a plan settlement for accounting purposes which would result in the realization of a loss for accounting purposes.
      A change of control of Inco would result in a year end for income tax purposes in which case certain currently available net capital losses recognized in the financial statements may no longer be available, resulting in an increase in tax expense and the acceleration of balances of taxes due.

Note 20.	Subsequent Events
      On October 23, 2006 Companhia Vale do Rio Doce, through a subsidiary in Canada, acquired 174,623,019 common shares of Inco representing 75.66% of the issued and outstanding common shares on a fully diluted basis and on November 3, 2006 the Companhia Vale do Rio Doce increased its holding to 196,078,276 common shares representing 86.57% of the issued and outstanding common shares of Inco on a fully diluted basis. As a result of this acquisition the obligations referred to in Note 19 were triggered.

20

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 13, 2006	By:	/s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa
Chief Financial Officer